UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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CROSS COUNTRY HEALTHCARE, INC.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard
Boca Raton, Florida 33487

March 25, 2010

Dear Cross Country Healthcare Stockholder:

I invite you to attend our Annual Meeting of Stockholders. The meeting will be held on Tuesday, May 4, 2010 at 11:00 a.m. Eastern Time at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299.

On the following pages, you will find the Notice of Meeting, which lists the matters to be considered and acted upon at the meeting, and the Proxy Statement. After the formal business session, we will discuss the financial results for 2009 and report on current operations.

Your vote is very important regardless of the number of shares you own. Detailed voting instructions appear on page 1 of the Proxy Statement. The Board of Directors unanimously recommends that you vote "FOR" Proposals I, II, and III described in the Proxy Statement.

Sincerely,

Joseph A. Boshart
President and Chief Executive Officer

CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard
Boca Raton, Florida 33487

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD MAY 4, 2010

To the Holders of Common Stock:

The Annual Meeting of Stockholders of Cross Country Healthcare, Inc. (the "Company") will be held at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299 on Tuesday, May 4, 2010, at 11:00 a.m. Eastern Time for the following purposes:

1. To elect seven directors to the Company's Board of Directors to hold office until the next Annual Meeting or until their successors are duly elected and qualified;

2. To approve the amendment of the Cross Country Healthcare, Inc. 2007 Stock Incentive Plan (the "Plan") to (i) increase the number of shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company that may be issued under the Plan from 1,500,000 shares to 3,500,000 shares and (ii) increase the share sub-limit for awards that are not appreciation awards that may be granted pursuant to the Plan, from 1,200,000 shares to 1,700,000 shares of Common Stock.

3. To approve and ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

4. To transact such other business, if any, as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on March 4, 2010 are entitled to receive notice of, and to vote at, the Annual Meeting.

Important Notice Regarding the Availability of
Proxy Materials for the Annual Meeting of Stockholders
to be Held on May 4, 2010.

The Proxy Statement and the Annual Report to stockholders are available online at the Company's website at *www.ir.crosscountryhealthcare.com*.

By Order of the Board of Directors,

Susan E. Ball
General Counsel and Secretary

March 25, 2010

YOUR VOTE IS IMPORTANT. ACCORDINGLY, THE COMPANY URGES YOU TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING. STOCKHOLDERS CAN ALSO RETURN THEIR VOTE BY THE INTERNET AND BY PHONE – PLEASE SEE THE PROXY CARD FOR VOTING INSTRUCTIONS.

CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard
Boca Raton, Florida 33487

PROXY STATEMENT

_____

GENERAL INFORMATION

These proxy materials are furnished in connection with the solicitation by the Board of Directors of Cross Country Healthcare, Inc. ("Cross Country," "the Company," "our," "we," or "us"), a Delaware corporation, of proxies to be voted at our 2010 Annual Meeting of Stockholders (the "Annual Meeting") or at any adjournment or postponement thereof.

You are invited to attend our Annual Meeting on Tuesday, May 4, 2010, beginning at 11:00 a.m. Eastern Time at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299. This Proxy Statement, form of proxy and voting instructions are being mailed to our stockholders on or about March 25, 2010.

Stockholders Entitled to Vote. Persons holding shares of the Company's Common Stock, par value $.0001 per share, at the close of business on March 4, 2010, the record date for the Annual Meeting, are entitled to receive notice of and to vote their shares at the Annual Meeting. As of that date, there were 31,426,461 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Proxies. Your vote is important. Stockholders of record may vote their proxies by marking the appropriate boxes on the enclosed proxy card and by signing, dating and returning the card in the enclosed envelope. You may revoke your proxy and reclaim your right to vote up to and including the day of the Annual Meeting by giving written notice of revocation to the Company (to the attention of the Inspectors of Election), timely delivering a valid, later-dated proxy or voting by ballot at the Annual Meeting.

Vote at the Annual Meeting. Your mail-in vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting in accordance with your instructions. If you sign and return your proxy card but do not give voting instructions, the shares represented by the proxy will be voted by the Proxy Committee as recommended by the Board of Directors.

The Proxy Committee consists of Joseph A. Boshart and Thomas C. Dircks. Proxy cards, unless otherwise indicated by the stockholder, confer upon the Proxy Committee discretionary authority to vote all shares of stock represented by the proxies on any matter which may be properly presented for action at the Annual Meeting even if not covered herein. If any of the nominees for director named in Proposal I—Election of Directors should be unavailable for election, the proxies will be voted for the election of such other person as may be recommended by the Board of Directors in place of such nominee. The Board of Directors is not aware of any matter for action by the stockholders at the Annual Meeting other than the matters described in the Notice.

Quorum. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock issued and outstanding entitled to vote at the Annual Meeting is required to constitute a quorum. Abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Required Vote. The affirmative vote of a plurality of the shares represented at the Annual Meeting, in person or by proxy and entitled to vote is required for the election of directors. Votes withheld, abstentions and broker non-votes will not have any effect on the outcome of voting with respect to the election of directors, unless no affirmative votes are received for a nominee. The affirmative vote of holders of a majority of shares represented at the Annual Meeting, in person or by proxy and entitled to vote is required for the approval of the amendment to the Plan and for the ratification of the Audit Committee selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. Abstentions have the same effect as a vote against any proposal. Broker non-votes are deemed not entitled to vote and are not counted as votes for or against any proposal.

Proxy Solicitation. The Company will bear the cost of solicitation, including the preparation, assembly, printing and mailing of the proxy materials. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, the Company may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by a solicitation by telephone, telegram or other means by directors, officers or employees of the Company. No additional compensation will be paid to these individuals for any such services. Except as described above, the Company does not presently intend to solicit proxies other than by mail.

Stockholder Communications. The Board of Directors has adopted a process by which stockholders may communicate with our directors. Any stockholder wishing to do so may call our toll-free phone number at 800-354-7197 or send an e-mail to governance@crosscountry.com. All such communications will be kept confidential and forwarded directly to the Board of Directors or any individual director or committee of the Board of Directors, as applicable.

Code of Ethics and Business Ethics Policy. The Company has adopted a code of ethics and a business ethics policy that applies to all of our employees, including executive officers and the Board of Directors. The code of ethics and business ethics policy are available on our website at www.crosscountryhealthcare.com under "Investor Relations" and the code of ethics has been filed with the Commission as an exhibit to our Form 10-K for the year ended December 31, 2004, and incorporated by reference into our Form 10-K for the year ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 4, 2010, regarding the beneficial ownership of our Common Stock by each person who is known by us to be the beneficial owner of more than 5% of our Common Stock, our Chief Executive Officer, Chief Financial Officer, the three most highly compensated persons (other than the CEO and CFO) who were serving as executive officers at December 31, 2009, one individual who would have been one of the top three most highly compensated persons but for the fact that such individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year ("Named Executive Officers" or the "NEOs"), each of our directors and director nominees, and all directors and executive officers as a group. The percentages in the last column are based on 31,426,461 shares of Common Stock outstanding on March 4, 2010, plus the number of shares of Common Stock deemed to be beneficially owned by such individual or group pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In each case, except as otherwise indicated in the footnotes to the table, the shares shown in the second column are owned directly by the individual or members of the group named in the first column and such individual or group members have sole voting and dispositive power with respect to the shares shown. For purposes of this table, beneficial ownership is determined in accordance with federal securities laws and regulations. Persons shown in the table disclaim beneficial ownership of all securities not held by such persons directly and inclusion in the table of shares not owned directly by such persons does not constitute an admission that such shares are beneficially owned by the director or officer for purposes of Section 16 of the Exchange Act or any other purpose.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock Owned
Third Avenue Management LLC	6,373,482(a)(b)	20.3%
Artisan Partners LP	3,809,956(a)(c)	12.1%
Wells Fargo & Company	3,095,079(a)(d)	9.9%
MetLife Advisers, LLC	2,646,303(a)(e)	8.4%
Royce & Associates, LLC	2,598,800(a)(f)	8.3%
Dimensional Fund Advisors LP	2,596,725(a)(g)	8.3%
Charterhouse Equity Partners III, L.P.	2,461,432(a)(h)	7.8%
BlackRock, Inc.	2,345,208(a)(i)	7.5%
Vickie L. Anenberg	117,110(j)(l)	*
Susan E. Ball	62,350(j)(l)	*
Joseph A. Boshart	454,748(j)(k)(l)	1.4
W. Larry Cash	45,048(j)(l)	*
C. Taylor Cole Jr.	— (l)(m)	—
Thomas C. Dircks	— (l)(m)	—
Gale Fitzgerald	12,798(j)(l)	*
Emil Hensel	266,998(j)(l)(n)	*
Victor Kalafa	79,061(j)(l)	*
Joseph Trunfio	39,048(j)(l)	*
Jonathan W. Ward	88,964(j)(l)	*
All directors and executive officers as a group	1,300,190(o)	4.1%

---

* Less than 1%

(a) Addresses are as follows: Third Avenue Management LLC, 622 Third Avenue, 32nd Floor, New York, New York 10017; Artisan Partners Limited Partnership, 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202; Wells Fargo & Company, 420 Montgomery Street, San Francisco, CA 94104; MetLife Advisers, LLC, 501 Boylston Street, Boston, MA 02116; Royce & Associates, LLC, 745 Fifth Avenue, New York, NY 10151; Dimensional Fund Advisors LP and affiliates, Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746; Charterhouse Equity Partners III, L.P. 1105 N. Market Street, Suite 1300, Wilmington, DE 19899; and BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

(b) The information regarding the beneficial ownership of shares by Third Avenue Management LLC was obtained from its statement on Schedule 13G, filed with the Commission on February 16, 2010. Such statement discloses that Third Avenue Management LLC possesses sole dispositive and voting power over 6,373,482 shares.

(c) The information regarding the beneficial ownership of shares by Artisan Partners LP was obtained from its statement on Schedule 13G/A, filed with the Commission on February 11, 2010. Such statement discloses that Artisan Partners Holdings LP, Artisan Investment Corporation, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler possess shared voting power over 3,481,356 shares and shared dispositive power over 3,809,986 shares, Artisan Partners Limited

Partnership and Artisan Investments GP LLC possess shared voting power over 3,418,156 shares and Artisan Funds, Inc. possesses shared dispositive and voting power over 2,317,100 shares.

(d) The information regarding the beneficial ownership of shares by Wells Fargo & Company was obtained from its statement on Schedule 13G/A, filed with the Commission on January 22, 2010. Such statement discloses that Wells Fargo & Company possesses sole dispositive power over 3,049,079 shares and sole voting power over 3,068,751 shares.

(e) The information regarding the beneficial ownership of shares by MetLife Advisers LLC was obtained from its statement on Schedule 13G, filed with the Commission on February 10, 2010. Such statement discloses that MetLife Advisers, LLC possesses no sole voting power but has shared voting and dispositive power over 2,646,303 shares.

(f) The information regarding the beneficial ownership of shares by Royce & Associates, LLC was obtained from its statement on Schedule 13G/A, filed with the Commission on January 25, 2010. Such statement discloses that Royce & Associates, LLC possesses sole dispositive and voting power over 2,598,800 shares.

(g) The information regarding the beneficial ownership of shares by advisory clients of Dimensional Fund Advisors LP was obtained from its statement on Schedule 13G/A, filed with the Commission on February 8, 2010. In its role as investment advisor or manager, Dimensional Fund Advisors LP possesses investment and/or voting power over the number of shares described in the Schedule 13G/A that are owned by funds and may be deemed to be the beneficial owner.

(h) The general partner of Charterhouse Equity Partners III, L.P. ("CEP III") is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc., a wholly owned subsidiary of Charterhouse Group, Inc. ("Charterhouse"). The information regarding the beneficial ownership of shares by CEP III was obtained from its statement on Schedule 13G/A filed with the Commission on January 13, 2010. Such statement discloses that CEP III possesses sole dispositive and voting power over 2,461,432 shares.

(i) The information regarding the beneficial ownership of shares by BlackRock, Inc. was obtained from its statement on Schedule 13G, filed with the Commission on January 29, 2010. Such statement discloses that BlackRock, Inc. possesses sole voting power and sole dispositive power over 2,345,208 shares.

(j) Includes shares of Common Stock which such individuals have the right to acquire through the exercise of stock options within 60 days of March 4, 2010 as follows: Vickie L. Anenberg 37,253; Susan E. Ball, 32,991; Joseph A. Boshart, 40,288; W. Larry Cash, 29,250; Gale Fitzgerald, 0; Emil Hensel, 42,087; Victor Kalafa 47,296; and Jonathan W. Ward, 35,144. Includes Restricted Shares as follows: Vickie L. Anenberg; 34,870; Susan E. Ball, 25,313; Joseph A. Boshart, 93,460; W. Larry Cash, 9,627; Gale Fitzgerald, 9,627; Emil Hensel, 61,973; Victor Kalafa, 25,313; and Jonathan W. Ward, 40,930.

(k) Mr. Boshart holds 298,304 shares directly, his wife holds 78,377 shares and each of his three children holds 12,593 shares.

(l) Address is c/o Cross Country Healthcare, Inc., 6551 Park of Commerce Boulevard, Boca Raton, Florida 33487.

(m) Thomas C. Dircks is an executive officer and director of Charterhouse. C. Taylor Cole Jr. is an executive officer of Charterhouse.

(n) Mr. Hensel holds shares directly 68,408, his wife holds 156,502 shares. In addition, Mr. Hensel's three children hold 50,118 shares in the aggregate. Mr. Hensel's children are adults and as a result, he disclaims beneficial ownership of these shares.

(o) Includes 383,777 shares of Common Stock which the directors and executive officers have the right to acquire through the exercise of stock options within 60 days of March 4, 2010 and 347,691 Restricted Shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports which we have received from such persons or entities for transactions in our Common Stock and their Common Stock holdings for year ended December 31, 2009 and (ii) the written representations received from one or more of such persons or entities that no annual Form 5 reports were required to be filed by them for such fiscal year, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors, officers and beneficial owners of more than 10% of our Common Stock.

PROPOSAL I
ELECTION OF DIRECTORS

The Board of Directors currently consists of seven members. All of the directors currently serving on the Board of Directors have been nominated by the Nominating Committee of the Board of Directors to stand for re-election at the Annual Meeting for one-year terms. The Board of Directors unanimously approved this nomination. Each nominee elected will hold office until the Annual Meeting of Stockholders to be held in 2011 and until a successor has been duly elected and qualified, unless prior to such meeting a director shall resign, or his or her directorship shall become vacant due to his or her death, resignation or removal.

Each nominee has agreed to serve, if elected, and management has no reason to believe that they will be unavailable to serve. If any of the nominees should be unavailable for election, the proxies will be voted for the election of such other person as may be recommended by the Board of Directors in place of such nominee. Shares represented by proxies that are returned properly signed will be voted FOR the nominees unless the stockholder indicates on the proxy that authority to vote the shares is withheld for one or more or for all of the nominees listed. A proxy cannot be voted for a greater number of persons than the seven nominees named below. Directors are elected by a plurality of the votes cast. Votes withheld, abstentions and broker non-votes will not have any effect on the outcome of voting with respect to the election of directors, unless no affirmative votes are received for a nominee.

The following seven individuals have been nominated for election at the Annual Meeting for a one-year term ending upon the 2011 Annual Meeting of Stockholders:

Name	Age	Position
Joseph A. Boshart	53	President, Chief Executive Officer and Director
Emil Hensel	59	Chief Financial Officer and Director
W. Larry Cash	61	Director
C. Taylor Cole Jr.	41	Director
Thomas C. Dircks	52	Director
Gale Fitzgerald	59	Director
Joseph Trunfio	63	Director

The Board recommends that holders vote "FOR" the election of the nominees.

In selecting qualified individuals to serve on our Board of Directors, among other attributes, we look for those individuals who possess characteristics that include integrity, business experience, financial acumen and leadership abilities. In addition, in composing a well-rounded Board of Directors, we look for those individuals possessing a diversity of complementary skills, core-competencies and expertise, including diversity with respect to age, gender, national origin and race, for the optimal functioning of the Board and with a view toward constituting a Board with the appropriate skills and experience necessary to oversee our business.

The following information sets forth the principal occupation and employment during at least the past five years of each director nominee, positions and offices with us, specific skills, attributes and qualifications and certain other information. In addition, we have summarized for each director nominee why such director nominee has been chosen to serve on our Board of Directors. No family relationship exists among any of the nominees or executive officers.

Joseph A. Boshart has served as President and CEO since July 1999, and formerly served in such capacities at our predecessor since 1994. He has served as a director since July 1999. Mr. Boshart served as a Director of AllianceCare, Inc. from January 2004 to March 2009. Mr. Boshart holds a B.S. degree in Economics from the University of Michigan.

The Board has concluded that Mr. Boshart should serve as a director because of his extensive experience in executive management, corporate governance, and strategic planning. Mr. Boshart's day-to-day leadership as Chief Executive Officer enables him to understand the complexities of our business, provides him with intimate knowledge of our business and operations and offers the Board the critical expertise necessary to meet the specific needs of the Company.

Emil Hensel has served as CFO since July 1999 and formerly served in such capacity at our predecessor since 1991. He has served as a director since July 1999. Mr. Hensel holds a B.S. degree in Electrical Engineering from Columbia University, a Masters degree in Engineering from Johns Hopkins University and a Masters of Business Administration from New York University.

The Board has concluded that Mr. Hensel should serve as a director due to his extensive experience in corporate financial management, fiscal oversight, corporate governance, risk management and specialized experience in accounting and tax matters. Additionally, Mr. Hensel provides strategic leadership through the implementation of the Company's overall financial policies and procedures as well as ensuring such policies and procedures meet short and long-term corporate objectives and regulatory requirements. Mr. Hensel has intimate knowledge of our business and operations and serves as the primary financial analytical leader to support the Company's overall business objectives and to establish the most unified financial and administrative structure possible.

W. Larry Cash has been a director and Audit Committee member since October 2001 and a Compensation Committee member since May 2006. He has been the Executive Vice President and Chief Financial Officer of Community Health Systems since September 1997 and a Director of Community Health Systems since May 2001. Prior to joining Community Health Systems, Mr. Cash served as Vice President and Group Chief Financial Officer of Columbia/HCA Healthcare Corporation from September 1996 to August 1997. Prior to Columbia/HCA, Mr. Cash spent 23 years at Humana, Inc., most recently as Senior Vice President of Finance and Operations from 1993 to 1996. He received his B.S. in Accounting from the University of Kentucky at Lexington in 1970.

The Board has concluded that Mr. Cash should serve as a director due to his has extensive executive level management skills, corporate financial management and operational experience. Additionally, Mr. Cash has a vast understanding of many aspects of the healthcare industry and brings solid expertise and proven leadership skills to the Board.

C. Taylor Cole Jr. has been a director since March 2004. Mr. Cole has been a Partner at Charterhouse, a private equity firm, since October 2002. Mr. Cole served as Senior Vice President of Charterhouse from June 2001 to October 2002 and served as Vice President from January 2000 to June 2001. He has been employed at Charterhouse since July 1998. He received a B.A. in History in 1991 and an M.B.A. in 1998 from the University of Virginia.

The Board has concluded that Mr. Cole should serve as a director because of his extensive financial expertise. Mr. Cole's experience with Charterhouse enables him to offer the Board insight on investment and corporate strategy.

Thomas C. Dircks has been a director since July 1999, a member of the Compensation Committee since October 2001 and a member of the Nominating Committee since March 2004. Mr. Dircks has been Managing Partner of Charterhouse since June 2002. Mr. Dircks served as President of Charterhouse from June 2001 until June 2002 and served as Executive Vice President of Charterhouse from July 2000 until June 2001. He has been employed as an executive officer of Charterhouse since 1983. He was previously employed as a Certified Public Accountant at a predecessor of PricewaterhouseCoopers, LLP. He holds a B.S. in Accounting and an M.B.A. from Fordham University.

The Board has concluded that Mr. Dircks should serve as a director due to his extensive executive management, accounting, tax and strategic planning expertise. Additionally, Mr. Dircks' risk management skills and financial acumen add an important dimension to our Board's composition.

Gale Fitzgerald has been a director and member of the Audit Committee since May 2007 and is a retired principal of TranSpend, Inc., a consulting company. Before co-founding TranSpend, Inc. in 2003, she served as the President of QP Group, Inc. Prior to joining QP Group, Inc., she served as the Chairman and Chief Executive Officer of Computer Task Group, Inc. from 1994 to 2000. She joined Computer Task Group, Inc. in 1991 as Senior Vice President and was promoted to President and Chief Operating Officer in July 1993. Prior to joining Computer Task Group, Inc., she was Vice President, Professional Services at International Business Machines Corporation, which evolved into IBM Global Services. Ms. Fitzgerald worked at IBM for 18 years in various technical, marketing and management positions. She is currently on the Boards of Health Net, Inc. and Diebold, Inc. She previously served on the Board of Kaleida Health, a health system comprising 5 hospitals and numerous community health centers from 1995 to 2002. Ms. Fitzgerald has a B.A. in Government from Connecticut College.

The Board has concluded that Ms. Fitzgerald should serve as a director because of her extensive executive leadership experience and management skills. Ms. Fitzgerald's expertise provides an invaluable resource to the Board with respect to corporate and strategic planning and assessing and managing risks.

Joseph Trunfio has been a director and Audit Committee member since October 2001 and Nominating Committee member since May 2006. He has served as President and Chief Executive Officer of Atlantic Health System, a not-for-profit hospital group, since March 1999, where he is a member of the Board of Trustees. From July 1997 to February 1999, Mr. Trunfio served as President and Chief Executive Officer of Via Caritas Health System, a not-for-profit hospital group. Prior to his position with Via Caritas Health System, he served as President and Chief Executive Officer of SSM Healthcare Ministry Corp., a not-for-profit hospital group. Mr. Trunfio received his B.A. from St. John's University (N.Y.) and holds a Ph.D. in Clinical Psychology from the University of Miami.

The Board has concluded that Mr. Trunfio should serve as a director due to his extensive executive management and leadership experience. Mr. Trunfio brings to the Board a depth of understanding of our business and the various challenges we face in the current economic environment.

Pursuant to our Amended and Restated Stockholders Agreement dated August 23, 2001, CEP III had the right to designate two directors for nomination to our board of directors. This number (i) decreased to one director when CEP III reduced its ownership by more than 50% of its holdings prior to our initial public offering as a result of a secondary offering in November 2006 pursuant to which CEP III sold 4,000,000 shares of the Company's Common Stock and (ii) will decrease to zero upon a reduction of ownership by more than 90% of its holdings prior to our initial public offering. At this time, CEP III has the right to nominate one director to our board of directors, but both Messrs. Dircks and Cole serve on our Board of Directors and have been nominated by the Nominating Committee to stand for re-election.

Legal Proceedings

As previously disclosed in our filings with the Commission, certain of the director nominees named above, as well as certain of our former directors were named as defendants in certain litigation.

On or about August 9, 2004, August 19, 2004 and August 24, 2004 individual lawsuits were filed by City of Ann Arbor Employees Retirement System, Peter Cohen, Robert Husted and Marcella Husted, on behalf of themselves and all other persons who acquired the Company's Common Stock during the period October 25, 2001 through August 6, 2002, respectively. Each lawsuit was brought in the United States District Court Southern District of Florida and named the Company, Mr. Boshart and Mr. Hensel, both director nominees, as defendants. In the lawsuits, the plaintiffs alleged, among other things, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by, among other things, issuing public documents and statements that were materially false and misleading concerning the Company's business, operations and prospects, which artificially inflated the price of the Company's Common Stock. The plaintiffs sought, among other things, an order declaring the action to be a class action and declaring the plaintiffs to be a representative of the class as well as an award of damages in an amount to be determined. All three of these lawsuits were voluntarily dismissed without prejudice and the Company paid no consideration in connection therewith.

On September 7, 2004, each of William Marcus and David Steiner named the Company, certain of our former directors and Mr. Boshart, Mr. Hensel, Mr. Cash, Mr. Dircks and Mr. Trunfio, each a director nominee, as defendants in identical lawsuits in the United States District Court, Southern District of Florida. Plaintiffs alleged, among other things, that the defendants violated state laws, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment from October 25, 2001 to August 6, 2002, which plaintiffs alleged resulted in substantial losses to the Company and other damages, such as to its reputation and goodwill. The plaintiffs sought, among other things, a judgment against all of the defendants in favor of the Company for monetary damages, equitable and/or injunctive relief, restitution, and the costs and disbursements of the action (including reasonable attorneys fees, accountants' and experts' fees, costs and expenses). Both of these lawsuits were voluntarily dismissed without prejudice and the Company paid no consideration in connection therewith.

Legal Proceedings naming Gale Fitzgerald as a defendant.

On January 13, 2010, Ronald K. Drucker named Ms. Fitzgerald, a director nominee and director of Heath Net, Inc. ("Health Net") and certain other directors and executive officers of Health Net as defendants in a lawsuit filed in the Superior Court of the County of Los Angeles. Health Net was named as a nominal defendant in the suit. The plaintiff alleges Ms. Fitzgerald and the other defendants breached their fiduciary duties by knowingly causing Health Net to engage in the improper practice of postclaims underwriting resulting in a civil law enforcement action by the Los Angeles City Attorney for possible violations of Unfair Competition Law and False Advertising Law. Postclaims underwriting refers to the practice of rescinding, canceling or limiting health insurance coverage after the submission of a substantial claim for benefits, upon which the medical underwriting is performed. The plaintiff is seeking to remedy the defendants' breaches of fiduciary duty. This lawsuit is currently ongoing.

On May 15, 2007, Minna Recht and Sam Weitschner named Ms. Fitzgerald, a director nominee and director of Diebold, Inc, ("Diebold") and certain other directors and executive officers of Diebold, as defendants in a consolidated lawsuit filed in the United States District Court of Ohio. Diebold was named as a nominal defendant in the suit. The plaintiffs alleged, among other things, violations of state law including abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, negligence and breach of fiduciary duties on part of the defendants, from October 22, 2003 through the time of the filing of the action The plaintiffs sought to remedy the defendants' alleged violations of state law. This lawsuit was voluntarily dismissed without prejudice.

On March 4, 2008, Albert Stein named Ms. Fitzgerald, a director nominee and director of Diebold, and certain other directors and executive officers as defendants in a lawsuit filed in the Common Pleas Court of Stark County, Ohio. Diebold was named as a nominal defendant in the suit. The plaintiffs alleged that the defendants breached their fiduciary duty for their rejection and failure to consider the buyout offer for Diebold by United Technologies Corp. at a significant premium and for defendants' breach of fiduciary duties by entrenching themselves at Diebold. The plaintiff alleged these actions were substantially unfair and caused significant damage to Diebold's public shareholders. The plaintiff sought equitable relief only. This lawsuit was voluntarily dismissed without prejudice.

On April 6, 2007, Vincent McDermott, Walter C. Farrell, Liberto Forbes, and Brenda Barnett named Ms. Fitzgerald, a director nominee and director of Diebold, and certain other directors and executive officers of Diebold as defendants in a consolidated action filed in the United States District Court for the Northeastern District of Ohio Eastern Division. Diebold was named a nominal defendant in the suit. The plaintiffs alleged that the defendants breached their fiduciary duties in violation of the Employee Retirement Income Security Act ("ERISA") with respect Diebold's 401(k) plan (the "Diebold Plan"). The plaintiffs alleged, among other things, that the defendants failed to prudently manage the Diebold Plan's assets by continuing to offer the Diebold Company Stock Fund (the "Diebold Fund"), that defendants failed to provide participants with complete and accurate information regarding Diebold stock such that the participants were apprised of the true risks of investing their retirement savings in the Diebold Fund, that defendants failed to properly monitor the performance of their fiduciary appointees and remove and replace those whose performance was inadequate and that the defendants breached their duty of loyalty by acting in furtherance of their personal interests as employees or executives of Diebold at the expense and best interest of the Diebold Plan. The plaintiffs are seeking equitable relief, including without limitation, injunctive relief and, as available under applicable law, constructive trust, restitution and other monetary relief. This case is currently ongoing and the parties are currently in settlement negotiations.

Affirmative Determinations Regarding Director Independence and Other Matters

The Board of Directors has determined each of the following directors and nominees to be an "independent director" under the Nasdaq Stock Market ("Nasdaq") Marketplace Rule 4200(a) (15):

> W. Larry Cash
> C. Taylor Cole Jr.
> Thomas C. Dircks
> Gale Fitzgerald
> Joseph Trunfio

The Board of Directors has also determined that each member of the Audit, Compensation and Nominating Committees meets the applicable independence requirements set forth by Nasdaq, the Securities and Exchange Commission (the "Commission") and the Internal Revenue Service. The Board of Directors has further determined that W. Larry Cash, a member and Chairman of the Audit Committee, is an "audit committee financial expert" as defined in the rules promulgated by the Commission.

Board Committees and Meetings

Meetings of the Board of Directors. During the year ended December 31, 2009, there were five meetings of the Board of Directors. Each director who served in such capacity during the year ended December 31, 2009 attended 100% of the aggregate number of meetings of the Board of Directors and of the committee or committees thereof on which he or she served, except Mr. Cole who was present at all but one meeting. All of the directors nominated for election to the Board were members of the Board for the entire 2009 year. It is the practice of the Board of Directors to have the independent directors meet in an executive session at each meeting of the Board. It is also our practice that all directors should attend the Annual Meeting of Stockholders. All of the directors attended the 2009 Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

Our Company is led by Mr. Joseph Boshart, who has served as our President and Chief Executive Officer since July 1999, and formerly served in such capacities at our predecessor since 1994. Our Board of Directors is comprised of Mr. Boshart, Mr. Emil Hensel, our Chief Financial Officer, and five independent directors. Each of our Audit, Compensation and Nominating Committees are comprised entirely of independent directors. In accordance with our by-laws, our Board of Directors has authority to, among other things, appoint a Chief Executive Officer and a Chairman, and each of these positions may be held by the same person. Currently, we do not have a Chairman of the Board of Directors nor do we have a lead director. Our Chief Executive Officer is also President of the Company and pursuant to our by-laws, has authority to act as Chairman in the absence of a Chairman of the Board.

Our Audit Committee has the responsibility to, among other things, review with management, the Company's policies regarding major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee also reviews with management, the policies governing the process by which risk assessment and risk management are undertaken. In addition to our Audit Committee, the other committees of the Board consider the risks within their areas of responsibility. For example, the Compensation Committee assesses risk that could result from the structure and design of our executive compensation programs, our incentive compensation plans, director compensation, perquisites, and compliance with the Sarbanes-Oxley Act of 2002 regarding prohibitions on loans to executive officers and directors. The Nominating committee evaluates risks with respect to the background and suitability of director nominees. Additionally, the Board of Directors continually evaluates the Company's risks related to liquidity, operations, credit, regulatory compliance and fiduciary risks, and the processes in place to monitor and control such exposures. The Board's believes its oversight role provides our stockholders with a clear understanding of how management and Board of Directors interface to ensure the ongoing assessment of the various risks facing the Company.

The Board of Directors has determined that our current board leadership structure is appropriate and helps to ensure proper risk oversight for the Company for a number of reasons, the most significant of which are as follows:

- our Chief Executive Officer is the individual selected by the board of directors to manage the Company on a day-to-day basis and his direct involvement in the Company's operations makes him best positioned to consult with the Company's Board to create appropriate agendas for Board meetings and determine the time allocated to each agenda item in discussions of the Company's short and long term objectives, as well as lead productive strategic planning sessions with the Board;

- our Board structure provides strong oversight by independent directors;

- our Board has extensive management experience in the healthcare industry; and

- the continuity and tenure of our Board provide a valuable source of institutional knowledge regarding the evaluation and current makeup of the Company.

Committees of the Board of Directors. The three standing committees of the Board are the Audit, Compensation and Nominating Committees. Members of each committee, who are elected by the full Board, are named below.

Audit Committee

The Audit Committee consists of Messrs. Cash and Trunfio and Ms. Fitzgerald. Messrs. Cash and Trunfio both joined the Audit Committee upon their appointment to the Board in October 2001; Ms. Fitzgerald joined the Audit Committee upon her appointment to the Board in May 2007. Mr. Cash is the Chairman of the Audit Committee. Messrs. Cash and Trunfio and Ms. Fitzgerald are independent directors under the Commission's rules and Nasdaq's Marketplace rules for Audit Committees. The Audit Committee has adopted a written charter, which is available on our website at www.crosscountryhealthcare.com under "Investor Relations". The Audit Committee is the principal agent of the Board of Directors in overseeing (i) the quality and integrity of the Company's financial statements, (ii) legal and regulatory compliance, (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm, (iv) the performance of the Company's internal auditors, and (v) the integrity of management and the quality and adequacy of disclosures to stockholders. The Committee also:

- is solely responsible for hiring and terminating our independent registered public accounting firm and pre-approving all auditing, as well as any audit-related, tax advisory and any other non-auditing services, to be performed by the independent registered public accounting firm;

- reviews and discusses with the Company's independent registered public accounting firm their quality control procedures and our critical accounting policies and practices;

- regularly reviews the scope and results of audits performed by our independent registered public accounting firm and internal auditors;

- meets with management to review the adequacy of our internal control framework and its financial, accounting, and reporting and disclosure control processes;

- reviews our periodic filings and quarterly earnings releases;

- reviews and discusses with our chief executive and financial officers the procedures they follow to complete their certifications in connection with the Company's periodic filings with the Commission; and

- discusses management's plans with respect to our major financial risk exposures.

During the year ended December 31, 2009, there were six meetings of the Audit Committee. The Audit Committee regularly meets with the Company's independent registered public accounting firm separate from management and regularly holds executive sessions.

The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement, as required by Nasdaq rules. In addition to determining that Mr. Cash is an "audit committee financial expert" under the Commission's rules, the Board has determined that Mr. Cash satisfies the Nasdaq rule requiring that at least one member of the Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, including being, or having been, a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Compensation Committee

The Compensation Committee oversees the compensation of our executives, our executive management structure, the compensation related policies and programs involving the Company's executive management and the level of benefits of officers and key employees. The members of the Compensation Committee are Thomas C. Dircks and W. Larry Cash who are both independent directors under Nasdaq Marketplace Rule 4200(a)(15). Mr. Dircks is the Chairman of the Compensation Committee. During the year ended December 31, 2009, there were three meetings of the Compensation Committee. The Compensation Committee has adopted a written charter, which is available on our website at www.crosscountryhealthcare.com under "Investor Relations".

The agenda for meetings of the Compensation Committee is determined by its Chairman with the assistance of the Company's Chief Executive Officer. Compensation Committee meetings are regularly attended by the CEO of the Company, except for portions of the meetings with respect to voting or deliberation. The Compensation Committee's Chairman reports the Committee's recommendations on the executive compensation to the Board of Directors.

The Compensation Committee has the authority under its charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities.

Nominating Committee

The Nominating Committee consists of Mr. Thomas C. Dircks and Mr. Joseph Trunfio. The Nominating Committee has a written charter, which is available on our website at www.crosscountryhealthcare.com under "Investor Relations". Both Mr. Dircks and Mr. Trunfio are independent directors under Nasdaq Marketplace Rule 4200(a)(15). Mr. Dircks is the Chairman of the Nominating Committee. The duties of the Nominating Committee are summarized as follows:

- identifying individuals qualified to become Board members;

- evaluating and recommending for the Board's selection nominees to fill positions on the Board; and

- overseeing the evaluation of the Board and management.

The Board's current policy with regard to the consideration of director candidates recommended by stockholders is that the Nominating Committee will review and consider any director candidates who have been recommended by stockholders in compliance with the procedures established from time to time by the Board (the current procedures are described below), and conduct inquiries as it deems appropriate. The Nominating Committee will consider for nomination any such proposed director candidate who is deemed qualified by the Nominating Committee in light of the minimum qualifications and other criteria for Board membership approved by the Board from time to time.

In considering director nominees, the Nominating Committee will consider the following:

- the needs of the Company with respect to particular areas of specialized knowledge;

- the relevant business experience of the nominee including any experience in healthcare, business, finance, accounting, administration or public service;

- the personal and professional integrity of the nominee;

- the nominee's ability to commit the resources necessary to be an effective director of a public company, including the nominee's ability to attend meetings; and

- the overall balance of the Board.

Other than the foregoing, there are no stated minimum criteria for nominees, although the Nominating Committee may also consider other facts as it may deem are in the best interests of the Company and its stockholders.

All stockholder recommendations for director candidates must be submitted to the Company's legal department at 6551 Park of Commerce Blvd., Boca Raton, Florida, 33487, who will forward all recommendations to the Nominating Committee. All stockholder recommendations for director candidates must be submitted to the Company not less than 120 calendar days prior to the first anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's Annual Meeting.

All stockholder recommendations for director candidates must include the following information:

- The name and address of record of the stockholder;

- A representation that the stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act;

- The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding 5 full fiscal years of the proposed director candidate;

- A description of the qualifications and background of the proposed director candidate that addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time;

- A description of all arrangements or understandings between any stockholder and the proposed director candidate;

- The consent of the proposed director candidate (i) to be named in the proxy statement relating to the Corporation's Annual Meeting of stockholders, and (ii) to serve as a director if elected at such Annual Meeting; and

- Any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the Commission.

There have been no changes to the procedures by which stockholders may recommend nominees to our Board of Directors since our last disclosure of such procedures, which appeared in the definitive proxy statement for our 2009 Annual Meeting of Stockholders.

Except where the Company is legally required by contract or otherwise to provide third parties with the ability to nominate directors, the Nominating Committee is responsible for identifying and evaluating individuals qualified to become Board members, including nominees recommended by stockholders, and recommending to the Board the persons to be nominated by the Board for election as directors at the Annual Meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees are selected by the Nominating Committee in accordance with the policies and principles in its charter and the criteria set forth above. There are no differences in the manner in which the Nominating Committee evaluates director nominees recommended by stockholders. The Nominating Committee has the authority to retain a search firm to identify or evaluate or assist in identifying and evaluating potential nominees.

During the year 2009, there was one meeting of the Nominating Committee.

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION

The Board of Directors has established a Compensation Committee. Mr. Cash and Mr. Dircks were the members of the Compensation Committee for all of 2009. During the year ended December 31, 2009:

- none of the members of the Compensation Committee was an officer (or former officer) or employee of the Company or any of its subsidiaries;

- none of the members of the Compensation Committee had a direct or indirect material interest in any transaction in which the Company was a participant and the amount involved exceeded $120,000, except that W. Larry Cash, is the Executive Vice President and Chief Financial Officer of Community Health Systems and during our fiscal year ended December 31, 2009, we provided healthcare staffing services to Community Health Systems resulting in revenues to us of $650,721;

- none of the Company's executive officers served on the Compensation Committee (or another Board committee with similar functions or, if there was no such committee, the entire Board of Directors) of another entity where one of that entity's executive officers served on the Company's Compensation Committee;

- none of the Company's executive officers was a director of another entity where one of that entity's executive officers served on the Company's Compensation Committee; and

- none of the Company's executive officers served on the Compensation Committee (or another Board committee with similar functions or, if there was no such committee, the entire Board of Directors) of another entity where one of that entity's executive officers served as a director on the Company's Board.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers other than Messrs. Boshart and Hensel whose information is provided as part of Proposal I:

Name	Age	Position
Vickie Anenberg [1]	45	Executive Vice President, Cross Country Staffing
Susan E. Ball, RN	46	General Counsel and Secretary
James Ginter	61	President, Medical Doctor Associates
Gregory Greene [1]	50	President, Cross County Education
Victor Kalafa	56	Vice President, Corporate Development and Strategy
Daniel J. Lewis	53	Chief Accounting Officer
Lori Schutte [1]	48	President, Cejka Search
Dr. Franklin A. Shaffer, RN, FAAN [1]	67	Chief Nursing Officer
Anthony Sims	50	President, Clinical Trials Services
Jonathan W. Ward	44	President, Cross Country Staffing

_____

(1)   No longer executive officer as of September 14, 2009.

Vickie Anenberg has served as Executive Vice President, Cross Country Staffing since January 2006 and formerly as President of Cross Country Staffing since August 2002 and President of the Travel Staffing Division from February 2000 to August 2002. Prior to that, Ms. Anenberg served as Vice President of the Nursing Division for our predecessor, since 1995. Prior to joining Cross Country Staffing in 1990, she worked for Proctor & Gamble since 1986.

Susan E. Ball, RN has served as General Counsel since May 2004 and Secretary since March 2010. Prior to that, Ms. Ball served as Corporate Counsel for the Company from March 2002 to May 2004. Ms. Ball has also served as a Director of Jamestown Indemnity, Ltd. since September 2008. Before joining the Company, Ms. Ball practiced law at Gunster, Yoakley & Stewart, P.A., a South Florida law firm, from November 1998 to March 2002 and at Skadden, Arps, Slate, Meagher and Flom in New York from 1996 to November 1998. Prior to practicing law, Ms. Ball was a registered nurse. Ms. Ball received her B.S. degree in Nursing from The Ohio State University in 1986 and her Juris Doctor degree from New York Law School in 1994.

James Ginter joined Medical Doctor Associates shortly after it was founded in 1987 and has served as President since 1993. Mr. Ginter holds a B.S. Degree in Education from Bowling Green State University.

Gregory Greene became President of Cross Country Education in February 2005. Prior to that, Mr. Greene served at Cross Country Education as a Chief Operating Officer since January 2004 and Controller since August 2002. Before joining Cross Country Education, Mr. Greene was the Controller of ING Financial Services. Mr. Greene holds a B.S. degree in Business Administration and an M.B.A. from Belmont University, Nashville, Tennessee.

Victor Kalafa has served as Vice President of Corporate Development and Strategy since November 2002 and Vice President of Corporate Development since April 2001 and as an executive officer since February 2002. Mr. Kalafa has also served as President of MedStaff, Inc. since October 2003. Mr. Kalafa holds a B.A. degree in History from Lafayette College and an M.B.A. from Columbia University.

Daniel J. Lewis has served as Chief Accounting Officer and as an executive officer since August 2002. Prior to that Mr. Lewis was Corporate Controller of the Company. Mr. Lewis also served as Controller of our predecessor since 1992. Mr. Lewis is a C.P.A. and holds a B.B.A. in Accounting from the University of Texas at Austin.

Lori Schutte has served as President of Cejka Search since April 1, 2009 and formerly as of Vice President of Client Services at Cejka Search from January 1, 2005 to March 31, 2009. Prior to that, Ms. Schutte was Director Client Services for Cejka Search from April 5, 2004 to December 31, 2004. Before joining Cejka Search, Ms. Schutte was the Vice President of Mid-America Transplant Services in St. Louis, Missouri. Ms. Schutte received a B.S. degree from Saint Louis University and an M.B.A from the John M. Olin School of Business at Washington University.

Dr. Franklin A. Shaffer, RN, FAAN has served as Chief Nursing Officer since November 2004 and as President of the Education and Training Division from March 2001 to December 2004. He also served as Vice President in our Education Division since February 1996. Dr. Shaffer has also served as the chief nurse executive in several hospitals and medical centers as well as a nurse in the Army Nurse Corps. In addition, he has been an adjunct faculty in graduate nursing programs at Teachers College, Columbia University, Adelphi University and Hunter College. Dr. Shaffer holds a Doctorate of Education in Nursing Administration and a Masters of Education and a Masters of Arts from Teachers College, Columbia University. He is a fellow of the American Academy of Nursing and in 2006, he received the distinguished R. Louise McManus Medal for his leadership and contributions to the nursing profession.

Anthony Sims has served as President of Clinical Trials Services since January 2001, as Executive Vice President of Operations for ClinForce from March 1998 to December 2000 and as Managing Director of ClinForce from August 1997 to March 1998. Before joining ClinForce, Mr. Sims served in various roles, including National Account Executive and Business Development Manager, with the healthcare staffing and support groups at On Assignment from 1991 to August 1996 and as Branch Manager at Kelly Scientific Resources from August 1996 to August 1997. Mr. Sims holds a B.S. in Chemistry from Piedmont College.

Jonathan W. Ward has served as President, Cross Country Staffing since January 2006, and formerly as Executive Vice President, Cross Country Staffing from August 2002 to December 2005, and Chief Marketing and Strategy Officer from 1999 to August 2002. Mr. Ward has been an executive officer since February 2002. He served as Vice President of Marketing at our predecessor since 1995 and Director of Marketing and Business Development since 1993. Mr. Ward holds a B.A. in Political Science from Drew University and an M.B.A. from Rutgers University Graduate School of Management.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Program Design and Oversight

The Company's Compensation Committee provides oversight of the Company's executive compensation programs. The various programs and plans covering executive officers are reviewed and administered by the Company. These compensation plans consist of an annual base salary, cash incentives, equity incentives, severance arrangements and benefits plans. A detailed discussion of the Committee's structure, roles and responsibilities and related matters can be found under the heading "Compensation Committee" above and in the Compensation Committee's Charter on our website at www.crosscountryhealthcare.com under "Investor Relations".

The Company believes that the compensation of its executives should reflect their success as managers in attaining key operating objectives, such as growth of operating earnings, earnings per diluted share ("EPS"), growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for the Company's stock. The performance of the executives in managing our company, considered in light of general economic and specific company, industry and competitive conditions, is the basis for determining their overall compensation. It is the Committee's intention to set total executive compensation sufficiently high to attract and retain a strong, motivated leadership team. The annual incentives are included in the compensation plan to align the financial incentives with the interests of our shareholders.

Philosophy and Executive Compensation Principles

With its diverse operations, the Company must attract and retain executive talent that has the competencies and skills to operate successfully on a multitude of levels. The compensation program is designed to incentivize executives to achieve the Company's overall strategic and financial objectives by rewarding executives who meet certain targets and demonstrate their ability to lead through operational excellence. The Compensation Committee believes that these attributes lead to long-term shareholder value creation. The Compensation Committee's executive compensation principles are to:

- Provide competitive compensation programs to attract, recruit and retain executive talent with high ethical standards and the capability to lead;

- Use variable pay to reward executives for results that drive the Company's business strategy;

- Use equity-based incentive plans to tie a portion of compensation to the Company's long-term results and align the executives' financial interests with those of the shareholders;

- Ensure that compensation in the aggregate is commensurate with the Company's results;

- Provide a tool for focusing and directing the energies of key executives toward achieving individual and corporate objectives;

- Ensure that the total executive compensation program is affordable, including its impact on earnings; and

- Be transparent so that both executives and shareholders understand the executive compensation program and the objectives it seeks to achieve.

These principles are implemented using various elements that offer the flexibility to adapt the compensation program from time to time to respond to changing needs of the business. For 2009, the Committee used the following elements, the specific rationale and design of which are outlined in more detail below.

- Base salary
- Cash incentives
- Stock options

- Stock appreciation rights

- Shares of restricted stock

NEOs also participated in the Company's employee benefit plans. To the extent an NEO is covered by such benefits, they are disclosed in the compensation tables that follow this discussion.

Compensation Policies

Market positioning. Historically, the Company's policy has been to pay base salaries that are below the median of its peer group but to offset this with performance-based annual bonuses that are above the median of its peer group. This structure reflects the Company's policy that a significant portion of annual compensation should have a direct correlation to the financial performance of the Company. As a result, compensation plans are designed so that total remuneration will be below the median when results are below target. As a result of this policy and the current unfavorable business conditions, the Company believes that its compensation programs are generally below the median of its peer group. The Company's plan is to migrate the variable component of each NEO's compensation plan toward the 75th percentile so that the total cash compensation moves to the 50th percentile. In determining competitive compensation levels for the NEOs, the Compensation Committee takes into account external market practices by reviewing data from publicly-traded companies. The industry competitors with publicly-available data are: Amedisys, Inc., AMN Healthcare Services, Inc., Gentiva Health Services, Inc., Healthways, Inc., Kforce, Inc., Medical Staffing Network Holdings, Inc., MPS Group, Inc. and On Assignment, Inc. (Peer Group). The Compensation Committee assesses the data by looking for positions with comparable complexity and scope of responsibility to the positions at the Company.

Peer groups. All eight peers have involvement in healthcare staffing and/or healthcare services. The Peer Group expands beyond direct industry competitors to provide a meaningful sample size. Our Peer Group ranges in size from $417 million to $2.2 billion in revenue. Accordingly, the Compensation Committee believes that the NEO jobs at industry competitors are generally comparable in scope and complexity to the NEO jobs at the Company. Therefore, the Compensation Committee looks at the practices of its industry competitors and finds their compensation levels to be indicators of the competitive market for the Company's executives.

Other factors influencing compensation. When making compensation decisions, the Compensation Committee takes many other factors into account, including the economy, the individual's performance (particularly over the past year), expected future contributions to the Company's success, the financial and operational results of individual business units, the financial and operational results of the Company as a whole, the individual's historical compensation, any retention concerns and the CEO's recommendations in the cases of NEOs other than the CEO. In looking at historical compensation, the Compensation Committee looks at the progression of salary increases over time, an NEO's ability to meet targets in prior years, the unvested and vested value inherent in equity awards to be granted to complete the total compensation program for an NEO for a particular year, economic outlook and the Company's stock performance. Historically, the Compensation Committee has disregarded whether the executive has exercised options or sold shares so that these personal investment decisions do not skew the Committee's understanding of the aggregate reward opportunity that has been provided. The Compensation Committee uses the same general factors in evaluating the CEO's performance and compensation as it uses for the other NEOs. However, in 2009 the Compensation Committee took into account options granted to Messrs. Boshart, Hensel and Ward and Ms. Anenberg as incentives in December 1999 which were not exercised prior to the termination of those options in December 2009.

Process. The CEO provides the Compensation Committee with his assessment of the performance of the CFO and his perspective on the factors described above in developing his recommendation for the CFO's compensation, including salary adjustments, cash incentives and equity grant guidelines. Historically, the Compensation Committee has not generally reviewed the compensation of the NEOs on a yearly basis (other than the CEO and CFO) unless the scope of responsibility changes or performance dictates an interim adjustment. The CEO has typically determined the salary of all NEOs other than himself and the CFO and the CEO has recommended an annual incentive plan for the other NEOs to the Compensation Committee for its approval. Upon receipt of this information, the Compensation Committee has discussed proposed compensation plans for the CEO and CFO in detail, including how the recommendations compare against the external market data and how the compensation levels of the CEO and CFO compare to each other.

As discussed under "Employment Agreements," the Company is a party to employment agreements with Mr. Boshart and Mr. Hensel. The salary and bonus given to Mr. Boshart are based on the Compensation Committee's review of the compensation paid to chief executive officers of comparable healthcare staffing companies, assessment of the Company's revenue and earnings growth, the success of the Company's acquisition program as well as the Compensation Committee's continued evaluation of Mr. Boshart's leadership of the Company.

Pay Mix. The Compensation Committee adjusts the cash incentive portion of the NEOs' compensation consistent with its philosophy to incentivize and reward executives to reach certain financial and strategic objectives and reward them based upon their performance.

Forms of Long-Term Incentive Compensation. At the end of December 2009, the Company's long-term incentives consisted of stock options, stock appreciation rights and shares of restricted stock. The Compensation Committee believes that these equity grants incentivize executives to reach long-term goals through share price appreciation. The Compensation Committee may and has used restricted stock and/or stock appreciation rights on a selective basis.

Components of the Executive Compensation Program

The Compensation Committee uses various compensation elements to provide an overall competitive total compensation and benefits package that is tied to creating shareholder value, is commensurate with the Company's results and aligns with the business strategy. The Compensation Committee reviews a tally sheet of all compensation and benefits provided to the NEOs in connection with its compensation decisions. The specific rationale, design, reward process and relating information are outlined below.

Base Salary

The Company provides NEO's and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for NEOs are determined on the basis of each executive's position, performance and level of responsibility by using competitive market data. Salary levels are typically considered annually as part of the Company's performance review process, as well as upon a promotion or other change in job responsibility. Generally, base salary is benchmarked to the 25th percentile of the relevant competitive market for that position or peer group, but each NEO may have a base salary above or below that level depending on the NEO's responsibilities. The Company's philosophy is that base salaries should meet the objective of attracting and retaining the executive talent, as well as compensating the executive for day to day efforts. Base salary adjustments can affect the value of other compensation and benefit elements. A higher base salary will result in a higher annual incentive, assuming the same level of achievement against goals. The value of long-term incentive granted from time to time is not determined as a multiple of base salary, and therefore, an increase in base salary does not automatically result in an increase in long-term incentive award levels.

Annual Incentive Program

The annual incentive program is a core component of the Company's pay for results philosophy. The program is heavily weighted to financial results of the Company or relevant business units and the goals are closely linked to business strategy. The components of this program have historically included the incentive and reward opportunity (expressed as a percentage of base salary) and the performance measures (such as contribution income, revenue, EBITDA or EPS). To ensure the integrity of the goals and minimize the risk of unanticipated outcomes, each goal has a performance range built around it with a commensurate increase or decrease in the associated award opportunity.

Incentives and Award Opportunities . Each NEO has had a target annual incentive award opportunity, payable in cash and expressed as a percentage of salary, based on the achievement of certain financial objectives (the "Objective Bonus" component). In addition, each NEO may be eligible for a bonus based on subjective considerations including relative performance (the "Subjective Bonus" component). The Subjective Bonus opportunity is capped at a maximum amount, expressed as a percentage of base salary, which varies for each NEO. If results fall below pre-established threshold levels, no cash award is payable under the Objective Bonus component, although a subjective bonus may still be paid at the discretion of the Compensation Committee. If results exceed pre-established outstanding goals, the cash award payable under the Objective Bonus component is capped at the maximum award opportunity. The Compensation Committee believes that having a maximum cap serves to promote good judgment by the NEOs, reduce the likelihood of windfalls and it makes the maximum cost of the plan predictable. The award opportunity is established for each executive based on market practice, the desired emphasis on pay at risk (more pay at risk for more senior executives) and internal equity (comparably positioned executives should have comparable award opportunities).

Annual Incentives for CEO and CFO. In 2009, the cash incentive plans for Joseph A. Boshart, our CEO, and Emil Hensel, our CFO, were based upon objective criteria using EBITDA and EPS targets established by the Compensation Committee for the first half of 2009 and the remaining portion of Mr. Boshart's and Mr. Hensel's cash incentive plans for 2009 were subjective.

For 2009, the objective portion of their incentive plans had a target cash bonus that was 70% of base salary tied to the achievement of meeting certain EBITDA and EPS targets, with a lower payout if the target was not achieved but exceeded a minimum threshold and a higher payout if it exceeded the target. 60% of the Objective Bonus opportunity was weighted toward the EBITDA target and 40% was weighted toward achieving the EPS target of the plan. A range of results was established for each of these goals, from a threshold to a maximum cash award. For example, in 2009, Mr. Boshart was entitled to receive a range of 12%-75% of his base salary based on the EBITDA component and 8%-50% of his base salary based on the EPS component. In 2009, Mr. Hensel was entitled to receive a range of 12%-69% of his base salary based on the EBITDA component and 8%-46% based on the EPS component. In light of the volatile marketplace, the Compensation Committee approved a plan for the first half of 2009, based on half year results and a 50% salary proration, and reserved the right to put in place a modified plan for the second half of the year. The plan for the first half of 2009 had lower minimum threshold for bonus eligibility (expressed as a percentage of the 2009 budget) compared to prior years in order to align the financial incentives with the interests of the Company's shareholders to avoid creating a disincentive for the CEO and CFO.

Neither Mr. Boshart nor Mr. Hensel achieved the minimum thresholds for objective bonuses for the first half of 2009. Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the EBITDA and EPS targets for the full year and instead suspended both the objective portion of Mr. Boshart's and Mr. Hensel's incentive plans, as well as the subjective portion of their plans. Thus, neither Mr. Boshart nor Mr. Hensel earned or received any cash incentive for 2009. Had any incentive bonuses been earned, they would have been paid in February 2010.

Joseph A. Boshart, President and Chief Executive Officer

EBITDA Target (Q1 and Q2 2009) ($000s)	% of EBITDA Target	Objective Bonus Based on EBITDA (Q1 and Q2 2009)	EPS Target (Q1 and Q2 2009)	Objective Bonus Based on EPS (Q1 and Q2 2009)	Maximum Subjective Bonus (Q1 and Q2 2009)	Total Eligible Bonus (Q1 and Q2 2009)
$20,180	80%	$ 30,492	$0.230	$ 20,328	$76,230	$127,050
$25,225	100%	$106,722	$0.288	$ 71,148	$76,230	$254,100
$30,270	120%	$190,575	$0.346	$127,050	$76,230	$393,855

Emil Hensel, Chief Financial Officer

EBITDA Target (Q1 and Q2 2009) ($000s)	% of EBITDA Target	Bonus Amount (Q1 and Q2 2009)	EPS Target (Q1 and Q2 2009)	EPS Bonus Amount (Q1 and Q2 2009)	Maximum Subjective Bonus (Q1 and Q2 2009)	Total Eligible Bonus (Q1 and Q2 2009)
$20,180	80%	$ 20,837	$0.230	$13,892	$52,093	$ 86,822
$25,225	100%	$ 72,930	$0.288	$48,620	$52,093	$173,643
$30,270	120%	$119,814	$0.346	$79,876	$52,093	$251,783

The amount of bonuses earned falling between the targets shown above is determined by linear interpolation.

Historically, the Compensation Committee established these EBITDA and EPS targets and the weighting of each goal during the Company's first Compensation Committee meeting each year. The process for setting the goals began with the management team establishing preliminary goals based on prior year's results, strategic initiatives, industry performance and projected economic conditions in the United States. The Compensation Committee assessed the difficulty of the goals and their implications for share price appreciation, revenue growth and other related factors. The iterative process resulted in final goals presented by management to the Compensation Committee at its March meeting.

The subjective portion of the Annual Incentive Plan for the CEO and CFO had a target cash bonus of up to 30% of the annual base salary prorated for the first two quarters of 2009. The use of subjective criteria requires the Compensation Committee to weigh a multitude of subjective factors relative to specific responsibilities of the NEOs. This process allows the Compensation Committee to evaluate the performance of these NEOs and to recognize their contributions in light of the changing needs of the Company as the national's economy and the healthcare staffing industry evolve. In light of economic conditions and not as a result of the performance of the NEOs, the Compensation Committee elected not to award any subjective cash bonus to the CEO and CFO for the first two quarters of 2009 and suspended this component of their cash incentive plan for the remainder of 2009.

Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the EBITDA and EPS targets for the full year and instead suspended both the objective portion of Mr. Boshart's and Mr. Hensel's incentive plans, as well as the subjective portion of their plans. Thus, neither Mr. Boshart nor Mr. Hensel earned or received any cash incentive for 2009. Excluding the subjective portion, the CEO's and CFO's payout percentage over the past three years has been approximately 16% of their respective base salaries with an Objective Bonus earned in only one of the past three years (in 2008). In light of the economic conditions in 2009, both Messrs Boshart and Hensel declined their annual Objective Bonus component earned in 2008. There have been no subjective bonuses paid to either the CEO or CFO in the past three years. Generally, the Compensation Committee had set the minimum, target and maximum levels such that the relative difficulty of achieving the target level was consistent from year to year.

Annual Incentives for the President of Cross Country Staffing, Executive Vice President of Cross Country Staffing, the Vice President, Corporate Development and Strategy and the General Counsel. The annual incentive goals for the President and Executive Vice President of Cross Country Staffing, are based solely on the financial results of their business unit, which operational objectives and targets are recommended to the Compensation Committee by the CEO each year for approval at the February meeting. The annual incentive goals for the Vice President, Corporate Development and Strategy and the General Counsel are based on EBITDA and EPS targets of the Company.

Jonathan Ward, President of Cross Country Staffing

In 2009, Mr. Ward, the President of Cross Country Staffing, was entitled to receive a range of 7.5% - 105.0% of his annual base salary if certain contribution income targets were met by his business unit and gross profit growth targets relative to a certain competitor were achieved by his business unit. In light of the volatile marketplace, the Compensation Committee approved a plan for the first half of 2009, based on half year results and a 50% salary proration, and reserved the right to put in place a modified plan for the second half of the year. Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the targets for the full year and instead suspended the annual bonus plan for the second half of 2009.

As shown in the table below, Mr. Ward had a target cash bonus of 50% of his base salary tied to the achievement of meeting 100% of the 2009 budgeted adjusted contribution income for Cross Country Staffing, with lower amounts payable provided a minimum threshold of 90% of the budget was achieved and higher amounts payable if the budget was exceeded, subject to a cap equal to 150% of the target bonus at 110% of budget. Additionally, based on gross profit growth relative to a competitor, Mr. Ward was eligible to receive an additional bonus amount equal to a multiplier of the applicable bonus if Cross Country Staffing met the adjusted contribution income targets listed below. Mr. Ward was eligible to receive a maximum bonus of $152,880 (75% of his annual base salary target multiplied by 1.4 and prorated for a half a year). Cross Country Staffing did not achieve the minimum threshold for the adjusted contribution income target and, as a result, Mr. Ward did not receive any bonus in 2009.

Adjusted Contribution Income (Q1 & Q2 2009)	% of Budget	% of Base Salary	Adjusted Contribution Income Eligible Bonus	Competitive Multiplier(a)	Total Eligible Bonus (depending on Competitive Multiplier)
$14,380	90%	12.5%	$ 18,200	0.60 to 1.40	$10,920 to $ 25,480
$15,977	100%	50.0%	$ 72,800	0.60 to 1.40	$43,680 to $101,920
$17,575	110%	75.0%	$109,200	0.60 to 1.40	$65,520 to $152,880

(a) The competitive multiplier was based on the gross profit differential between Cross Country Staffing vs. Competitor, as defined by the Plan. If the differential was less than or equal to negative 10% points, than the multiplier would be 0.60. If the differential was zero, than the multiplier would be 1.00. If the differential was greater than or equal to 10% points, than the multiplier would be 1.40. The multiplier applicable between these breakpoints would have been determined by linear interpolation.

Vickie L. Anenberg, Executive Vice President, Cross Country Staffing

Ms. Anenberg's annual incentive program for 2009 was substantially similar to Mr. Ward's program outlined above. She was entitled to receive a range of 7.5% - 105.0% of her annual base salary if certain contribution income targets were met by her business unit and relative gross profit growth targets were achieved by Cross Country Staffing. In light of the volatile marketplace, the Compensation Committee approved a plan for the first half of 2009, based on half year results and a 50% salary proration, and reserved the right to put in place a modified plan for the second half of the year. Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the targets for the full year and instead suspended the annual bonus plan for the second half of 2009.

As shown in the table below, Ms. Anenberg had a target cash bonus of 50% of her base salary tied to the achievement of meeting 100% of the 2009 budgeted adjusted contribution income for Cross Country Staffing, with lower amounts payable provided a minimum threshold of 90% of the budget was achieved and higher amounts payable if the budget was exceeded, subject to a cap equal to 150% of the target bonus at 110% of budget. Like Mr. Ward, Ms. Anenberg was eligible to receive an additional bonus amount equal to a Competitive Multiplier of the applicable bonus, if Cross Country Staffing met the adjusted contribution income targets listed below. Ms. Anenberg was eligible to receive a maximum bonus of $120,393. Cross Country Staffing did not achieve the targeted adjusted contribution income target and, as a result, Ms. Anenberg was not entitled to receive any bonus in 2009.

Adjusted Contribution Income (Q1 & Q2 2009)	% of Budget	% of Base Salary	Adjusted Contribution Income Eligible Bonus	Competitive Multiplier (a)	Total Eligible Bonus (depending on Competitive Multiplier)
$14,380	90%	12.5%	$14,333	0.60 to 1.40	$ 8,600 to $ 20,066
$15,977	100%	50.0%	$57,330	0.60 to 1.40	$34,398 to $ 80,262
$17,575	110%	75.0%	$85,995	0.60 to 1.40	$51,597 to $120,393

(a) The competitive multiplier was based on the gross profit differential between Cross Country Staffing vs. Competitor, as defined by the Plan. If the differential was less than or equal to negative 10% points, than the multiplier would be 0.60. If the differential was zero, than the multiplier would be 1.00. If the differential was greater than or equal to 10% points, than the multiplier would be 1.40. The multiplier applicable between these breakpoints would have been determined by linear interpolation.

Victor Kalafa, Vice President Corporate Development and Strategy

Like the cash incentive plans for the Company's CEO and CFO, Mr. Kalafa's cash incentive plan was based upon objective criteria using EBITDA and EPS targets established by the Compensation Committee for the first half of 2009. The remaining portion of his cash incentive plans for 2009 was subjective, which subjective bonus could not exceed 15% of his base salary.

For the first half of 2009, the objective portion of his incentive plan had a target cash bonus equal to 35% of his annual base salary, prorated,and tied to the achievement of meeting certain EBITDA and EPS targets. 60% of the objective bonus opportunity was weighted toward the EBITDA component of the plan and 40% was weighted toward achieving the EPS component of the plan. A range of results was established for each of these goals, from a threshold to a maximum cash award. In 2009, Mr. Kalafa was entitled to receive a range of 5.25% - 31.5% of his base salary based on the EBITDA component and 3.5% - 21.0% of his base salary based on the EPS component. Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the EBITDA and EPS targets for the full year and instead suspended the objective portion of Mr. Kalafa's incentive plan, as well as the subjective portion of his plan. Therefore, no cash incentive was paid to Mr. Kalafa under either the objective or subjective portion of this cash incentive plan.

EBITDA Target (Q1 and Q2 2009) ($000s)	% of EBITDA Target	Objective Bonus Based on EBITDA (Q1 and Q2 2009)	EPS Target (Q1 and Q2 2009)	Objective Bonus Based on EPS (Q1 and Q2 2009)	Maximum Subjective Bonus (Q1 and Q2 2009)	Total Eligible Bonus (Q1 and Q2 2009)
$20,180	80%	$ 5,775	$0.230	$ 3,850	$16,500	$26,125
$25,225	100%	$23,100	$0.288	$15,400	$16,500	$55,000
$30,270	120%	$34,650	$0.346	$23,100	$16,500	$74,250

In addition to the cash incentive plan described above, Mr. Kalafa is also eligible to receive bonuses based upon acquisitions completed by the Company. In his capacity as the Vice President Corporate Development and Strategy, Mr. Kalafa is responsible for identifying potential acquisition targets and negotiating the terms of those deals. In order to incentivize him to develop strategic opportunities that are accretive to the Company, Mr. Kalafa is eligible to receive a cash bonus for each completed acquisition based upon the following criteria:

Projected EPS Accretion in the First Twelve Months After an Acquisition	Target Deal Bonus
< $0.01	$ 0
≥ $0.01 and < $0.04	$20,000
≥ $0.04 and < $0.08	$30,000
> $0.08	$40,000

One half of the target bonus is paid to Mr. Kalafa shortly after an acquisition closes. The other half of the target bonus continues to be "at risk" until the actual EPS accretion within the first twelve months after the acquisition closes is determined. Based upon the percentage of such projected EPS Accretion achieved, Mr. Kalafa is entitled to receive:

% of Projected EPS Accretion Achieved	% of "At Risk" Bonus Portion Paid
< 80%	0%
80%	50%
100%	100%
≥ 200%	200%

The amount of bonus earned falling between the targets shown above are determined by linear interpolation. In addition, the Company has reserved the right to alter the target deal bonus for particular transactions based upon the complexity of the deal. For example, the Company increased Mr. Kalafa's bonus target from $40,000 to $50,000 for the acquisition of MDA Holdings, Inc. and its subsidiaries on September 9, 2008 due to additional work required to obtain financing in order to complete that particular deal. Upon the closing of this acquisition, Mr. Kalafa received $25,000. The projected EPS accretion for the first twelve months after the acquisition was $0.087. At the end of August 2009, the EPS accretion was determined to be $0.114 (131.3% of the Projected EPS Accretion Target). As a result, in October 2009 Mr. Kalafa received an additional $32,882 (or 131.3% of the "at risk" $25,000 portion).

Susan E. Ball, General Counsel

Like the cash incentive plans for the Company's CEO, CFO and the VP Corporate Development and Strategy, Ms. Ball's cash incentive plan was based upon objective criteria using EBITDA and EPS targets established by the Compensation Committee for the first half of 2009. The remaining portion of her cash incentive plan for 2009 was subjective, which subjective bonus could not exceed 15% of her base salary.

For the first half of 2009, the objective portion of her incentive plan also had a target cash bonus of 35% of her base annual salary, prorated, tied to the achievement of meeting certain EBITDA and EPS targets. 60% of the objective bonus opportunity was weighted toward the EBITDA component of the plan and 40% was weighted toward achieving the EPS component of the plan. A range of results was established for each of these goals, from a threshold to a maximum cash award. In 2009, Ms. Ball was entitled to receive a range of 5.25% -31.5% of her base salary based on the EBITDA component and 3.5%-21.0% of her base salary based on the EPS component. Due to the economic outlook in June 2009, the Compensation Committee elected not to modify the EBITDA and EPS targets for the full year and instead suspended both the objective portion of Ms. Ball's incentive plan, as well as the subjective portion of her plan. Therefore, no cash incentive was paid to Ms. Ball under her 2009 plan.

EBITDA Target (Q1 and Q2 2009) ($000s)	% of EBITDA Target	Objective Bonus Based on EBITDA (Q1 and Q2 2009)	EPS Target (Q1 and Q2 2009)	Objective Bonus Based on EPS (Q1 and Q2 2009)	Maximum Subjective Bonus (Q1 and Q2 2009)	Total Eligible Bonus (Q1 and Q2 2009)
$20,180	80%	$ 6,064	$0.230	$ 4,043	$17,325	$27,431
$25,225	100%	$24,255	$0.288	$16,170	$17,325	$57,750
$30,270	120%	$36,383	$0.346	$24,255	$17,325	$77,963

In addition to the cash incentive plan described above, Ms. Ball is also eligible to receive bonuses related to work performed on each acquisition and/or financing completed by the Company. Ms. Ball is responsible for conducting all legal due diligence and negotiations for these transactions, as well as documenting and closing acquisitions and financings. The Company will determine such bonuses based upon the complexity of the deals.

Equity Awards

The Compensation Committee uses equity based awards from time to time to focus executives on long-term performance and to align executives' financial interests with those of shareholders. It also allows the Company to maintain competitive levels of compensation. During the past five years, the Compensation Committee has granted senior executives stock options, stock appreciation rights and/or restricted stock awards which vest over time. The awards were granted under our Amended and Restated 1999 Stock Option Plan, our Amended and Restated 1999 Equity Participation Plan and the 2007 Stock Incentive Plan (referred to as the "Plan"). The Plan was approved by our stockholders at the 2007 Annual Meeting of Stockholders, held on May 10, 2007. The Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards, all as defined by the Plan, to eligible employees, consultants and non-employee Directors.

We had reserved for issuance 1,500,000 shares of Common Stock under the Plan, of which 1,200,000 shares could be used for awards that are not "appreciation awards" (including restricted stock, performance shares or certain other stock-based awards). The Company manages its share reserves carefully. As of March 4, 2010, 849,348 stock options and stock appreciation rights and 417,057 restricted shares were outstanding under this plan. During 2009, the Company did not grant stock options to its senior executive officers, but granted 460,000 stock appreciation rights and 255,440 restricted shares to its senior executive officers. In addition, in 2009, 109,000 stock appreciation rights and 31,170 restricted shares were granted to other employees. Total grants in 2009 represented less than 3% of shares of Common Stock outstanding as of December 31, 2009. The earnings impact in 2009 including the vesting of prior grants, accounted for under Financial Accounting Standards Board Accounting Standards' Codification Topic 718, *Compensation – Stock Compensation* ("FASB ASC 718") was approximately $0.05 per diluted share. In 2010, the Company intends to focus its incentives on non-cash equity awards instead of cash incentives.

We had reserved for issuance 2,145,515 shares of Common Stock under our Amended and Restated 1999 Stock Option Plan, subject to adjustment for stock splits or similar corporate events. As of March 4, 2010, there were options outstanding to purchase an aggregate of 571,334 shares of Common Stock under such plan. No additional options will be granted under our Amended and Restated 1999 Stock Option Plan, since the Plan was approved in May 2007.

We had reserved for issuance 2,252,486 shares of Common Stock under our Amended and Restated Equity Participation Plan, subject to adjustment for stock splits or similar corporate events. As of March 4, 2010, there were options outstanding to purchase an aggregate of 90,623 shares of Common Stock under such plan. No additional options will be granted under our Amended and Restated Equity Participation Plan, since the Plan was approved in May 2007.

Equity-based awards for senior executives have historically been given annually to supplement the senior executives' compensation for retention purposes. Equity-based awards for senior executives are generally made based on the executive's position, experience and performance, prior equity-based compensation awards and competitive equity-based compensation levels. For the senior executives, in 2009, their long term incentive consisted of a combination of stock appreciation rights and restricted stock of the Company.

Stock options and appreciation rights are issued with an exercise price at 100% of the fair market value on the grant date to assure that executives will receive a benefit only when the stock prices increase. Stock appreciation rights granted in 2009 vest 25% per year over four years, and, if not exercised expire in seven years (or earlier in the case of termination of employment). The Compensation Committee determines the terms and conditions of stock options grants taking into account market practices and the objectives of the compensation program. Retaining key talent is a key factor for the Compensation Committee in considering the level of stock option awards and the vesting schedule.

Equity awards are typically approved by the Compensation Committee at its regularly scheduled meetings in March, May and August of each fiscal year. At the regularly scheduled meeting in May of each fiscal year (immediately following the Annual Meeting of Stockholders), the Compensation Committee grants restricted shares having a pre-established value ($50,000 in 2009) to the re-elected non-employee independent Board members (other than nominees of CEP III). These restricted shares are granted effective the first day of the first month immediately following the annual meeting. The CEO recommends the individual grants for all other eligible employees and presents the Compensation Committee with a schedule of proposed grants. The grant date of such awards is the date the Compensation Committee approves such grants. The Compensation Committee may make grants at other times during the year as it deems appropriate. All equity awards must be approved by the Compensation Committee. The Company's current practice is to set the exercise price at the closing price on the date of grant.

On March 2, 2010, our Board of Directors adopted Amendment Number One to the Plan, subject to stockholder approval. The amendment provides for, among other things, (i) an increase in the number of shares of Common Stock that may be issued a under the Plan from 1,500,000 shares to 3,500,000 shares of Common Stock and (ii) an increase in the share sub-limit for awards that are not appreciation awards, that may be granted pursuant to the Plan, from 1,200,000 to 1,700,000 shares of Common Stock. See Proposal II – Approval of the Amendment to the Plan for more information about the Plan and the proposed amendment to the Plan.

Deferred Compensation Plan

The Board of Directors adopted the Deferred Compensation Plan, an unfunded non-qualified deferred compensation arrangement, effective as of January 1, 2004. Designated executives of the Company may elect to defer the receipt of a portion of their annual base salary, bonuses, commission and, prior to January 1, 2005, the delivery of stock option gains, to the Company's Deferred Compensation Plan. The Company may also make a discretionary contribution to the Deferred Compensation Plan on behalf of certain participants. Participants are immediately fully vested in any deferrals of annual base salary, bonuses, commissions and stock option gains and generally become vested in Company contributions after three years from the date such contribution is made to the plan. A participant's account balance will also become fully vested upon the occurrence of a change in control or upon a participant's retirement, death during employment or disability. Generally, payments under the Deferred Compensation Plan automatically commence upon a participant's retirement, termination of employment or death during employment; however, under certain limited circumstances described in the Plan, participants may receive distributions during employment. Benefits under the Deferred Compensation Plan are payable solely by the Company. To enable the Company to meet its financial commitment under the Deferred Compensation Plan, assets may be set aside in a corporate-owned vehicle. These assets are available to all general creditors of the Company in the event of the Company's insolvency. Participants of the Deferred Compensation Plan are unsecured general creditors of the Company with respect to the Deferred Compensation Plan benefits.

401(k) Plan

We maintain a 401(k) plan. The plan permits eligible employees to make voluntary, pre-tax contributions to the plan up to a specified percentage of compensation, subject to applicable tax limitations. We may make a discretionary matching contribution to the plan equal to a pre-determined percentage of an employee's voluntary, pre-tax contributions and may make an additional discretionary profit sharing contribution to the plan, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are generally vested in any matching contribution after three years of service with the Company. The plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") so that contributions to the plan and income earned on plan contributions are not taxable to employees until withdrawn from the plan, and so that our contributions, if any, will be deductible by us when made. The Company's 401(k) matching plan is currently suspended but will be re-evaluated at mid-year.

Other Benefits

Executives participate in the health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays programs applicable to other employees in their locality. These benefits are designed to be competitive with overall market practices and are in place to attract and retain the talent needed in the business.

Employment Agreements

We are party to employment agreements with each of Joseph A. Boshart and Emil Hensel, pursuant to which Mr. Boshart serves as our President and CEO and Mr. Hensel serves as our CFO. The initial term of each agreement expired on July 29, 2002. Upon expiration of such initial term, each agreement automatically renewed for a one-year term, and will continue to renew for successive one-year terms unless prior to the end of such renewal term either party has given at least 90 days' prior written notice of its intention not to renew the agreement. Messrs. Boshart and Hensel currently receive annual base salaries of $508,200 and $347,288, respectively. These salaries are subject to an annual review by the Compensation Committee of the Board of Directors, and each of Messrs. Boshart and Hensel is eligible to receive an annual bonus. Messrs. Boshart and Hensel are eligible to participate in all benefit plans and fringe benefit arrangements available to our senior executives. If either executive's employment is terminated without cause, the executive will be entitled to the greater of (x) base salary, for the balance of the renewal term, certain other benefits provided in the agreement and bonus for the fiscal year in which termination occurs or (y) one year's base salary in effect as of the date of termination. Each of Messrs. Boshart and Hensel is subject to a two-year post-termination noncompetition covenant. However, if either executive's employment is terminated without cause, then the non-competition agreement will be effective only if we continue to pay the executive's base salary, bonus and other benefits provided in the agreement for the term of the noncompetition covenant. We are permitted to terminate the noncompetition covenant, and related payments, upon 30 days' prior written notice.

Severance/Change of Control Arrangements

In October 2003, our Board of Directors adopted an Executive Severance Policy (the "Severance Policy"), which was amended as of January 1, 2008 to adopt certain changes that were intended to comply with Section 409A of the Code. Pursuant to the Severance Policy, subject to executing a release, each NEO (other than Messrs. Boshart and Hensel whose arrangements are included in their respective employment agreements as discussed under "Employment Agreements") are entitled to severance payments and benefits if within 60 days prior to, or within six months after, a "change of control" (as defined in the Severance Policy) of the Company, such NEO was terminated without cause or incurred an "involuntary termination" (*i.e.*, a resignation for good reason). Under the Severance Policy, each NEO is entitled to receive continued base salary for a period of one year following termination. In addition, during such period, the Company would continue to make group health, life or other similar insurance plans available to such NEO and his or her dependents, and the Company would pay for such coverage to the extent it paid for such coverage prior to the termination of employment.

In addition, under the Company's general severance pay policy for all eligible Company employees, if an NEO (other than Messrs Boshart and Hensel whose arrangements are included in their respective employment agreements) is terminated without cause (as defined in the Company's general severance pay policy) other than in connection with a change of control, the NEO, subject to executing a release, would be entitled to one week's worth of base salary for each full year of continuous service with the Company.

Additional Executive Compensation Policies

10b5-1 plans. The Compensation Committee believes that executives should be able to plan for their own financial security, including diversifying their investment portfolio. Therefore, the Compensation Committee has approved using 10b5-1 plans to facilitate the planned exercise of options and the sale of shares. These plans facilitate sales of the executives' shares through a broker without the executive's direct involvement in such sales, subject to minimum price thresholds, such that such sales are not subject to the executive's access to material non-public information. All 10b5-1 plans previously held by Mr. Hensel, Ms. Annenberg, and Mr. Ward have terminated.

Perquisites

We limit the perquisites that we make available to our executive officers, particularly in light of recent developments with respect to corporate crime and abuse involving perquisites. Our executives are not entitled to any perquisites that are not otherwise available to all of our employees. In this regard, it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (a)	Bonus ($)	Stock Awards ($)(d)	Option Awards ($)(e)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(f)	Total ($)
Joseph A. Boshart	2009	498,427	—	599,200	431,275	—	—	6,125	1,535,027
President and Chief	2008	492,842	—	260,400	55,534	— (b)	—	6,038	814,814
Executive Officer	2007	475,876	—	308,790	81,021	236,300	—	6,750	1,108,737
Emil Hensel	2009	340,609	—	399,966	293,267	—	—	4,074	1,037,916
Chief Financial	2008	336,792	—	169,260	36,098	— (b)	—	6,038	548,188
Officer	2007	327,842	—	200,714	52,663	161,500	—	6,750	749,469
Vickie L. Anenberg	2009	224,632	—	225,000	172,510	—	—	2,839	624,981
Executive Vice President,	2008	227,624	—	97,650	20,826	—	—	6,038	352,138
Cross Country Staffing	2007	218,685	—	108,077	28,357	50,200	—	6,750	412,069
Susan E. Ball	2009	226,558	—	150,014	103,506	—	—	2,888	482,966
General Counsel	2008	224,019	40,000(c)	91,140	19,436	—	—	6,038	380,633
	2007	216,307	45,000(c)	92,637	24,306	52,500	—	6,750	437,500
Victor Kalafa	2009	215,769	32,822(c)	150,014	103,506	—	—	2,750	504,861
Vice President, Corporate	2008	213,077	25,000(c)	91,140	19,436	—	—	6,038	354,691
Development and Strategy	2007	200,000	40,000(c)	92,637	24,306	47,800	—	6,750	411,493
Jonathan W. Ward	2009	285,600	—	249,952	189,761	—	—	3,584	728,897
President of	2008	290,769	—	130,200	27,764	—	—	6,038	454,771
Cross Country Staffing	2007	280,000	—	154,395	40,510	56,000	—	6,750	537,655

(a) This 2009 reported salary excludes the following amounts for 5 furlough days taken by each of NEOs in 2009: Boshart - $9,773; Hensel -- $6,679; Anenberg -- $4,410; Ball -- $4,442; Kalafa -- $4,231 and Ward -- $5,600.

(b) Under the 2008 Annual Incentive Plan, Messrs. Boshart and Hensel were entitled to receive bonuses of $192,000 and $131,600, respectively; however, they both declined these cash bonuses.

(c) These amounts reflect transaction bonuses earned by Ms. Ball and Mr. Kalafa as described herein.

(d) Amounts in this column reflect the aggregate grant date fair value of awards of restricted stock granted under the Plan and computed in accordance with FASB Topic 718. The aggregate grant date fair value per share of restricted stock granted on, June 1, 2009, May 6, 2008 and October 1, 2007, was $8.56, $13.02 and $18.25, respectively.

(e) Amounts in this column for all grants to all officers included in the table and for all periods reflect the aggregate grant date fair value of Option Awards consisting of stock appreciation rights to be settled in stock, granted under the Plan and computed in accordance with FASB ASC 718. The aggregate grant date fair value per share of stock appreciation rights granted on, June 1, 2009, May 6, 2008 and October 1, 2007, was $3.45, $6.65 and $9.65, respectively.

(f) Amounts consist of employer matching contributions to the 401(k) plan.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number Of Shares Of Stock Or Units (i)	All Other Option Awards: Number Of Securities Underlying Options (j)	Exercise Or Base Price Of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Options Awards($) (2)
		Thresh-old ($)(c)	Target ($)(d)	Maxi-mum ($)(e)	Thresh-old ($)(f)	Target ($)(g)	Maxi-mum ($)(h)				
Joseph A. Boshart	3/2/2009	50,820	177,870	393,855	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	70,000	125,000	8.56	1,030,475
Emil Hensel	3/2/2009	34,729	121,550	251,783	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	46,725	85,000	8.56	693,233
Vickie L. Anenberg	3/2/2009	44,333	57,330	120,393	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	26,285	50,000	8.56	397,510
Susan E. Ball	3/2/2009	10,106	40,405	77,963	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	17,525	30,000	8.56	253,520
Victor Kalafa	3/2/2009	9,625	38,500	74,250	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	17,525	30,000	8.56	253,520
Jonathan W. Ward	3/2/2009	18,200	72,800	152,880	—	—	—	—	—	—	—
	6/1/2009	—	—	—	—	—	—	29,200	55,000	8.56	439,713

(1) Amounts relate to the NEOs individual annual cash incentive as described the Compensation Discussion and Analysis herein. The subjective component of the plans was not included in the threshold or target columns (columns (c) and (d)) but was included in the maximum column (column (e)).

(2) Grant date fair value is calculated by multiplying the number of shares times the fair value per award. Refer to the footnotes to the Summary Compensation Table above.

OUTSTANDING EQUITY AWARDS AT 2009 YEAR-END

		Option Awards					Stock Awards			
Name (a)	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable** (b)	**Number of Securities Underlying Unexercised Options (#) Unexercisable** (c) (1)	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)** (d)	**Option Exercise Price ($)** (e)	**Option Expiration Date** (f)	**Number of Shares or Units of Stock That Have Not Vested (#)** (g)(1)	**Market Value of Shares or Units of Stock That Have Not Vested ($)** (h) (2)	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)** (i)	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)** (j)
Joseph A. Boshart	4/11/2003	9,000	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	4,200	4,200	—	18.25	10/01/2014	8,460	83,839	—	—
	2/16/2005	25,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	2,088	6,261	—	13.02	05/06/2015	15,000	148,650	—	—
	6/1/2009	—	125,000	—	8.56	06/01/2016	70,000	693,700	—	—
Emil Hensel	4/11/2003	15,000	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	2,730	2,730	—	18.25	10/01/2014	5,498	54,485	—	—
	2/16/2005	23,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	1,357	4,070	—	13.02	05/06/2015	9,750	96,623	—	—
	6/1/2009	—	85,000	—	8.56	06/01/2016	46,725	463,045	—	—
Vickie L. Anenberg	4/11/2003	14,000	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	1,470	1,470	—	18.25	10/01/2014	2,960	29,334	—	—
	2/16/2005	21,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	783	2,348	—	13.02	05/06/2015	5,625	55,744	—	—
	6/1/2009	—	50,000	—	8.56	06/01/2016	26,285	260,484	—	—
Susan E. Ball	8/8/2002	7,500	—	—	12.31	08/08/2012	—	—	—	—
	4/11/2003	3,500	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	1,260	1,260	—	18.25	10/01/2014	2,538	25,152	—	—
	2/16/2005	20,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	731	2,191	—	13.02	05/06/2015	5,250	52,028	—	—
	6/1/2009	—	30,000	—	8.56	06/01/2016	17,525	173,673	—	—
Victor Kalafa	10/24/2001	20,305	—	—	17.00	7/11/2011	—	—	—	—
	4/11/2003	8,000	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	1,260	1,260	—	18.25	10/01/2014	2,538	25,152	—	—
	2/6/2005	17,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	731	2,191	—	13.02	05/06/2015	5,250	52,028	—	—
	6/1/2009	—	30,000	—	8.56	06/01/2016	17,525	173,673	—	—
Jonathan W. Ward	4/11/2003	12,000	—	—	10.38	04/11/2013	—	—	—	—
	10/1/2007	2,100	2,100	—	18.25	10/01/2014	4,230	41,919	—	—
	2/16/2005	20,000	—	—	15.60	02/16/2015	—	—	—	—
	5/6/2008	1,044	3,130	—	13.02	05/06/2015	7,500	74,325	—	—
	6/1/2009	—	55,000	—	8.56	06/01/2016	29,200	289,372	—	—

(1) Awards vest in four equal installments on the anniversary of the grant date, provided that the officer continues to be employed with the Company through each vesting date.

(2) Market value of shares is measured by reference to the Company's closing stock price as of December 31, 2009 of $9.91.

OPTION EXERCISES AND STOCK VESTED IN 2009

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c) (1)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e) (2)
Joseph A. Boshart	34,405	48,618	9,230	80,628
Emil Hensel	—	—	6,000	52,413
Vickie L. Anenberg	22,748	28,511	3,356	29,303
Susan E. Ball	—	—	3,019	26,346
Victor Kalafa	—	—	3,019	26,346
Jonathan W. Ward	20,821	27,776	4,615	40,314

(1) Value realized represents the difference between the market price of the underlying shares at exercise and the exercise price of the options.

(2) Value realized represents the total number of shares vested multiplied by the closing price on the vesting date.

2009 DIRECTOR COMPENSATION TABLE

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)(1)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
W. Larry Cash	$57,500	$50,000	—	—	—	—	107,500
Gale Fitzgerald	$38,000	$50,000	—	—	—	—	88,000
Joseph Trunfio	$39,500	$50,000	—	—	—	—	89,500

(1) The grant-date fair value of the stock awards granted in 2009 to each Director was approximately $50,000. The aggregate shares underlying option awards that were outstanding as of December 31, 2009 were: W. Larry Cash- 30,500 (of which 29,250 are exercisable within 60 days of March 4, 2010), Joseph Trunfio- 28,500 (of which 27,250 are exercisable within 60 days of March 4, 2010).

Potential Payments Upon Termination or Change in Control

The tables below describe and estimate the amounts and benefits that our NEOs would have been entitled to receive upon a change of control or a termination of their employment in certain circumstances, assuming such events occurred as of December 31, 2009 (based on the plans and arrangements in effect on such date). Where applicable, the amounts payable assume a $9.91 fair value of our Common Stock (the closing price on December 31, 2009). The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would have received in such circumstances. The tables exclude (i) compensation amounts accrued through December 31, 2009 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our retirement plans that are generally available to all of our salaried employees. In addition, where applicable, the Cash Payment amounts include the actual paid to the NEOs for the 2009 Fiscal Year, since the hypothetical termination or change of control date is the last day of the fiscal year for which the bonus is to be determined.

Joseph A. Boshart:

	Termination without Cause ($)(1)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)	Change of Control without Termination ($)
Cash Payment	$508,200(2)	—	$ 508,200(2)	—
Medical and Life Insurance Benefits	11,220(2)	—	11,220(2)	—
Acceleration of Equity Awards	—	—	1,094,939(3)	$1,094,939(3)
Total Termination Benefits:	$519,420	—	$1,614,359	$1,094,939

Emil Hensel:

	Termination without Cause ($)(1)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)	Change of Control without Termination ($)
Cash Payment	$347,288(2)	—	$ 347,288(2)	—
Medical and Life Insurance Benefits	9,509(2)	—	9,509(2)	—
Acceleration of Equity Awards	—	—	728,902(3)	$728,902(3)
Total Termination Benefits:	$356,797	—	$1,085,699	$728,902

Vickie L. Anenberg:

	Termination without Cause ($)(4)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)(5)(6)	Change of Control without Termination ($)
Cash Payment	$83,790(7)	—	$229,320(8)	—
Medical and Life Insurance Benefits	—	—	9,373(9)	—
Acceleration of Equity Awards	—	—	413,062(3)	$413,062(3)
Total Termination Benefits:	$83,790	—	$651,755	$413,062

Susan E. Ball:

	Termination without Cause ($)(4)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)(5)(6)	Change of Control without Termination ($)
Cash Payment	$31,096(7)	—	$231,000(8)	—
Medical and Life Insurance Benefits	—	—	5,978(9)	—
Acceleration of Equity Awards	—	—	291,352(3)	$291,352(3)
Total Termination Benefits:	$31,096	—	$528,330	$291,352

Victor Kalafa:

	Termination without Cause ($)(4)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)(5)(6)	Change of Control without Termination ($)
Cash Payment	$33,846(7)	—	$220,000(8)	—
Medical and Life Insurance Benefits	—	—	9,361(9)	—
Acceleration of Equity Awards	—	—	291,352(3)	$291,352(3)
Total Termination Benefits:	$33,846	—	$520,713	$291,352

Jonathan W. Ward:

	Termination without Cause ($)(4)	Termination for Cause or Resignation ($)	Change of Control Termination without Cause or for Good Reason ($)(5)(6)	Change of Control without Termination ($)
Cash Payment	$89,600(7)	—	$291,200(8)	—
Medical and Life Insurance Benefits	—	—	9,444(9)	—
Acceleration of Equity Awards	—	—	479,866(3)	$479,866(3)
Total Termination Benefits:	$89,600	—	$780,510	$479,866

---

(1) "Cause" is generally defined under Messrs. Boshart's and Hensel's employment agreements as: (i) fraud or dishonesty which results in the personal enrichment of the NEO or another person or entity at the expense of the Company; (ii) admission, confession or conviction of (a) any felony (other than third degree vehicular infractions) or (b) any other crime or offense involving misuse or misappropriation of money or other property; (iii) an NEO's continued material breach of the employment agreement; or (iv) gross negligence or willful misconduct with respect to an NEO's duties or gross misfeasance of office.

(2) Represents an amount equal to the sum of (i) 1 year base salary; (ii) the cost of 1 year of medical and life insurance benefits under the Company's plans and (iii) an NEO's 2009 annual bonus, assuming that the Company exercised its right to subject the NEO's to the non-competition covenant for one year.

(3) Represents the value of unvested outstanding options and restricted stock that would accelerate and vest on a change in control (as defined in the Plan). In the case of options, the value is calculated by multiplying the number of shares underlying each accelerated unvested option by the difference between the per share closing price of the Common Stock on December 31, 2009 and the per share exercise price. In the case of restricted stock, the value is calculated by multiplying the number of shares of restricted stock that accelerate by the per share closing price of the Common Stock on December 31, 2009 of $9.91.

(4) "Cause" is generally defined under the Company's general severance pay policy as: (i) an NEO engaging in actions that are injurious to the Company (monetarily or otherwise) or (ii) an NEO's conviction for any felony or any criminal violation involving dishonesty or fraud.

(5) Under the Severance Policy "cause" is as defined under an NEO's employment agreement with the Company, but if the NEO does not have an employment agreement with the Company that defines "cause," then "cause" is defined termination due to an NEO's insubordination, dishonesty, fraud, incompetence, moral turpitude, misconduct, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company or an affiliate as determined by the Compensation Committee of the Board in its sole discretion; or (ii) in the case where there is an employment agreement, or similar agreement in effect between the Company or an affiliate and the NEO at the termination date that defines "cause" (or words of like import), "cause" as defined under such agreement; provided, however, that with regard to any agreement that conditions "cause" on occurrence of a change of control, such definition of "cause" shall not apply until a change of control actually takes place and then only with regard to a termination thereafter. Notwithstanding the foregoing, an NEO shall be deemed to be terminated for "Cause" if the NEO: (i) breaches the terms of any agreement between the Company or an affiliate and the NEO including, without limitation, an employment agreement or non-competition agreement or (ii) discloses to anyone outside the Company or its affiliates, or uses in other than the Company's or its affiliates' business, without written authorization from the Company, any confidential information or proprietary information, relating to the business of the Company or its affiliates acquired by the NEO prior to the termination date.

(6) "Good reason" (called an "involuntary termination" under the Severance Policy) is generally defined under the Severance Policy as: (i) without the Employee's express written consent, a significant reduction of the Employee's duties, position or responsibilities relative to the NEO's duties, position or responsibilities in effect immediately prior to such reduction, or the removal of the NEO from such position, duties and responsibilities, unless the NEO is provided with comparable duties, position and responsibilities; provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not constitute an "Involuntary Termination"; (ii) a reduction by the Company of the NEO's base salary as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind or level of employee benefits to which the NEO is entitled immediately prior to such reduction with the result that the NEO's overall benefits package is materially reduced (unless such reduction is applicable to all employees); or (iv) without the NEO's express written consent, the relocation of the NEO to a facility or a location more than thirty-five (35) miles from his or her current location.

(7) Represents one week's continued base salary for each full year of continuous service with the Company.

(8) Represents one year of continued base salary.

(9) Represents one year of continued health and life insurance benefits.

Director Compensation and Other Arrangements

We do not pay cash compensation to our employee directors or directors affiliated with Charterhouse. Messrs. Cash and Trunfio and Ms. Fitzgerald each received cash compensation in the amount of $2,000 per "in-person" board meeting attended and $1,000 per telephonic board meeting attended in 2009. In addition, both Messrs. Cash and Trunfio and Ms. Fitzgerald each received an annual retainer of $20,000. Mr. Cash received additional cash compensation of $15,000 during 2009 for serving as Audit Committee Chair. Messrs. Cash and Trunfio and Ms. Fitzgerald also each received $1,500 per meeting of the Audit, Compensation and Nominating Committees attended.

In 2010, Messrs. Cash and Trunfio and Ms. Fitzgerald will each receive cash compensation in the amount of $2,000 per "in-person" board meeting attended and $1,000 per telephonic board meeting attended. In addition, Messrs. Cash and Trunfio and Ms. Fitzgerald will each receive an annual retainer of $20,000 (to be paid in equal quarterly installments). Mr. Cash will receive an additional annual cash compensation of $15,000 during 2010 for serving as Audit Committee Chair (to be paid in equal quarterly installments). Messrs. Cash and Trunfio and Ms. Fitzgerald will also each receive $1,500 per meeting of the Audit, Compensation and Nominating Committees attended.

All directors are also reimbursed for the expenses they incur in attending meetings of the Board or Board committees.

In accordance with the Plan, Messrs. Cash and Trunfio and Ms. Fitzgerald are each eligible to receive a grant of restricted shares of Common Stock as of the first day of the month following our Annual Meeting. Each such grant consists of a number of shares of restricted Common Stock equal to approximately $50,000, based on the closing price of the Company's Common Stock on the date of grant.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement.

THE COMPENSATION COMMITTEE

W. Larry Cash
Thomas C. Dircks

RELATED PARTY TRANSACTIONS

On an ongoing basis, the Audit Committee reviews all "related party transactions" (those transactions that are required to be disclosed in this proxy statement by SEC Regulation S-K, Item 404 and under Nasdaq's rules), if any, for potential conflicts of interest and all such transactions must be approved by the Audit Committee.

Our Director, W. Larry Cash, is a director and the Executive Vice President and Chief Financial Officer of Community Health Systems. During our fiscal year ended December 31, 2009, we provided healthcare staffing services to Community Health Systems resulting in revenues to us of $650,721.

Our Director, Joseph Trunfio, is the Chief Executive Officer and President of Atlantic Health System. During our fiscal year ended December 31, 2009, we provided healthcare staffing services to Atlantic Health System resulting in revenues to us of $276,119 . In 2010, Cross Country Staffing entered into an exclusive vendor management arrangement with Atlantic Health System pursuant to which Cross Country Staffing will serve as the sole vendor manager for certain healthcare staffing services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors, including the Company's internal controls, the quality of its financial reporting, and the independence and performance of the Company's independent registered public accounting firm. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at www.crosscountryhealthcare.com.

Management has the primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The Company's independent registered public accounting firm audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements fairly present the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with U.S. generally accepted accounting principles, as well as expresses an opinion on the effectiveness of internal control over financial reporting, and discusses with us any issues they believe should be raised with us.

The Audit Committee reviewed the Company's unaudited financial statements for each calendar quarter of 2009 as well as the Company's audited financial statements for the 2009 fiscal year and reviewed and discussed the financial statements with management and Ernst & Young LLP ("E&Y"), the Company's independent registered public accounting firm. Management has represented to us that the financial statements were prepared in accordance with U.S. generally accepted accounting principles.

We have received from E&Y the written disclosures and the letter required by Rule 3526 of Public Company Accounting Oversight Board, "Communication with Audit Committee Concerning Independence" and discussed with E&Y its independence from the Company and its management. The Audit Committee also discussed with E&Y any matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

.

THE AUDIT COMMITTEE

W. Larry Cash
Gale Fitzgerald
Joseph Trunfio

PROPOSAL II
APPROVAL OF THE AMENDMENT TO THE
CROSS COUNTRY HEALTHCARE, INC. 2007 STOCK INCENTIVE PLAN

Stockholders are being asked to approve an amendment to the Plan. The purpose of the Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling us to offer eligible employees, consultants and non-employee directors stock-based incentives in the Company to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders.

The Plan was initially adopted by the Board of Directors on April 5, 2007 and thereafter approved by our stockholders on May 10, 2007. The proposed amendment to the Plan, which was adopted by the Board of Directors on March 2, 2010 subject to stockholder approval, includes the following key modifications:

- *Increase in the Aggregate Share Reserve.* The current aggregate share reserve of 1,500,000 shares of our Common Stock under the Plan will be increased by an additional 2,000,000 shares for a total share reserve of 3,500,000 shares of Common Stock under the Plan. The Board of Directors believes that stock ownership by employees focuses employees on long-term performance and aligns such employees' financial interests with those of our stockholders. The Board of Directors also believes that the proposed increase in the share reserve is necessary to insure that a sufficient reserve of Common Stock remains available for issuance of equity incentives. Such equity incentives will enable us to attract and retain key employees, consultants and non-employee directors which is essential to our long-term growth and financial success.

- *Increase in the Share Sub-Limit for Awards that are not Appreciation Awards.* In connection with the increase in the aggregate share reserve, the shares of Common Stock that may be issued or used for awards that are not "appreciation awards" (as defined in the Plan and which includes restricted stock, performance shares or certain other stock based awards) will be increased from 1,200,000 shares to 1,700,000 shares of our Common Stock.

In addition, the proposed amendment to the Plan would make certain other clarifying amendments to reflect recent developments in equity compensation practices and applicable law as follows:

- *Compensation Committee as the "Committee" for Non-Employee Directors.* The proposed amendment specifies that the Compensation Committee is the Committee (as defined below) with respect to the application of the Plan to non-employee directors. The Board of Directors currently serves as the Committee with respect to the application of the Plan to non-employee directors.

- *Share Counting.* The proposed amendment clarifies that the total number of shares of Common Stock available for awards will be reduced by (i) the total number of stock options or stock appreciation rights ("SARs") exercised, regardless of whether any of the shares of Common Stock underlying such awards are not actually issued to the participant as the result of a net settlement and (ii) any shares of Common Stock used to pay any exercise price or tax withholding obligation. In addition, the Plan will clarify that the Company may not use the cash proceeds it receives from stock option exercises to repurchase shares of Common Stock on the open market for reuse under the Plan, and awards that may be settled solely in cash will not be deemed to use any shares of Common Stock which may be issued under the Plan.

- *Change in Control.* The proposed amendment provides that a "change in control" under the Plan will occur upon the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets rather than upon stockholder approval of an agreement for such transaction.

- *No Repricings.* The current terms of the Plan provide that no amendment to the Plan may be made without stockholder approval that would decrease the minimum option price or any stock option or SAR. The proposed amendment would broaden such restriction. It provides that no amendment to the Plan may be made without stockholder approval that would reduce the exercise price of outstanding stock options or SARs or cancel outstanding stock options or SARs (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the shares of Common Stock underlying such awards) in exchange for cash, other awards or stock options or SARs with an exercise price that is less than the exercise price of the original stock options or SARs.

- *Code Section 409A.* The proposed amendment provides that the Committee may prescribe an alterative definition of "change in control" that satisfies the requirements of Section 409A of the Code. In addition, the amendment includes certain protective language with respect to compliance with Section 409A of the Code.

As of March 4, 2010, the closing price of shares of our Common Stock as reported on Nasdaq was $9.71 per share. As of March 4, 2010, (i) 1,511,305 stock options and SARs were outstanding (at an average exercise price of $13.27 per share and a weighted average remaining term of 4.66 years), (ii) 417,057 shares of restricted stock were granted and remain outstanding, and (iii) 163,195 shares remain available for future grants.

The affirmative vote of the holders of at least a majority of the outstanding shares of our Common Stock present or represented by proxy and entitled to vote at the annual meeting is required to approve the Plan. **The Board of Directors recommends that the stockholders vote "for" the approval of the amendment to the Plan.**

The following description of the Plan is a summary and is qualified in its entirety by reference to the Plan and the Amendment (a copy of which is attached as Appendix A to this proxy statement).

Description of the Plan as Amended

Administration. The Plan is administered by a committee, which consists of two or more non-employee directors, each of whom is intended to be (i) a non-employee director as defined in Rule 16b-3 of the Exchange Act, (ii) an outside director as defined under Section 162(m) of the Code, and (iii) an independent director as defined under Nasdaq's Rule 5605(a)(2). Currently, the Compensation Committee serves as the committee under the Plan.

The Compensation Committee has full authority to administer and interpret the Plan, to grant discretionary awards under the Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine, in accordance with the terms of the Plan, the number of shares of Common Stock to be covered by each award and to make all other determinations in connection with the Plan and the awards thereunder as the Compensation Committee, in its sole discretion, deems necessary or desirable. The terms and conditions of individual awards will be set forth in written agreements that are consistent with the terms of the Plan. Awards under the Plan may not be made on or after the tenth anniversary of the Plan's adoption by the Board of Directors (*i.e.*, April 5, 2017), except that awards (other than stock options or SARs) that are intended to be "performance-based" under Section 162(m) of the Code will not be made after the fifth anniversary of the Plan's approval by the Company's stockholders (*i.e.,* May 10, 2012) unless the performance goals are re-approved by the stockholders.

Eligibility and Types of Awards. All of our employees, consultants and non-employee directors are eligible to be granted nonqualified stock options, SARs, performance shares, restricted stock and other stock-based awards. In addition, our employees and employees of our affiliates that qualify as subsidiaries or parent corporations (as defined under Section 424 of the Code) are eligible to be granted incentive stock options under the Plan. Employees, consultants and non-employee directors are selected for participation in the Plan by the Compensation Committee and there are 1,105 employees, 0 consultants and 3 non-employee directors who are eligible to participate in the Plan.

Unless otherwise determined by the Compensation Committee at grant, awards granted under the Plan are subject to termination or forfeiture if the recipient engages in Detrimental Activity (as defined in the Plan) prior to, or during the one year period after any vesting or exercise of the award.

Available Shares. The aggregate number of shares of Common Stock which may be issued or used for reference purposes under the Plan or with respect to which awards may be granted may not exceed 3,500,000 shares, which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company; provided, however, that 1,700,000 shares of this aggregate limit may be used for awards that are not "appreciation awards" (including restricted stock, performance shares or certain other stock based awards). In general, if awards under the Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the Plan. The number of shares of Common Stock available for awards under the Plan will be reduced by (i) the total number of stock options or SARs exercised, regardless of whether any of the shares of Common Stock underlying such awards are not actually issued to the participant as the result of a net settlement, and (ii) any shares of Common Stock used to pay any exercise price or tax withholding obligation with respect to any award. In addition, the Company may not use the cash proceeds it receives from stock option exercises to repurchase shares of Common Stock on the open market for reuse under the Plan. Awards that may be settled solely in cash shall not be deemed to use any shares of Common Stock which may be issued under the Plan.

The maximum number of shares of Common Stock with respect to which any stock option, SAR or shares of restricted stock that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Code and may be granted under the Plan during any fiscal year to any eligible employee or consultant will be 250,000 shares (per type of award). The total number of shares of Common Stock with respect to all awards that may be granted under the Plan during any fiscal year to any eligible employee or consultant will be 500,000 shares. There are no annual limits on the number of shares of Common Stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible employees or consultants. The maximum number of shares of Common Stock with respect to any award of performance shares to an eligible employee or consultant during any fiscal year is 250,000 shares. The maximum number of shares of Common Stock with respect to which any stock option (other than incentive stock options), SAR, performance share or other stock-based award that may be granted under the Plan during any fiscal year to any non-employee director will be 100,000 shares (per type of award). The total number of shares of Common Stock with respect to all awards that may be granted under the Plan during any fiscal year to any non-employee director will be 250,000 shares.

The Compensation Committee will adjust the above individual maximum share limitations, the aggregate number of shares of Common Stock available for the grant of awards and the exercise price of an award to reflect certain changes in our capital structure or business by reason of certain corporate transactions or events.

Awards Under the Plan. The following types of awards are available under the Plan:

Stock Options. The Compensation Committee may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase shares of Common Stock. The Compensation Committee will determine the number of shares of Common Stock subject to each option, the term of each option (which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a 10% stockholder, 110% of fair market value).

Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee in its sole discretion. Upon the exercise of an option, the participant must make payment of the full exercise price, either (i) in cash, check, bank draft or money order; (ii) solely to the extent permitted by law, through the delivery of irrevocable instructions to a broker reasonably acceptable to the Company to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as a may be acceptable to the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant SARs either with a stock option which may be exercised only at such times and to the extent the related option is exercisable ("Tandem SAR") or independent of a stock option ("Non-Tandem SARs"). A SAR is a right to receive a payment in Common Stock or cash (as determined by the Compensation Committee) equal in value to the excess of the fair market value of one share of Common Stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR.

A Tandem SAR is subject to the same terms and conditions of the related stock option, and, therefore, terminates and is no longer exercisable upon the termination or the exercise of the stock option granted in conjunction with the SAR and the purchase price may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The term of each Non-Tandem SAR will be fixed by the Compensation Committee, but, in any event, will not be in excess of ten years from the date of grant. Tandem SARs may be exercised only at the times and to the extent that the stock options to which they relate are exercisable, and the Compensation Committee determines at grant when Non-Tandem SARs are exercisable.

The Compensation Committee may also grant "limited SARs," either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control (as defined in the Plan) or such other event as the Compensation Committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock. The Compensation Committee may award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The Compensation Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with the Company which states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulas or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the Plan.

Performance Shares. The Compensation Committee may award performance shares. A performance share is the equivalent of one share of Common Stock. The recipient of a grant of performance shares will specify one or more performance criteria to meet within a specified period determined by the Compensation Committee at the time of grant. The performance goals for performance shares will be based on one or more of the objective criteria set forth on Exhibit A to the Plan as discussed in general below. A minimum level of acceptable achievement will also be established by the Compensation Committee. If, by the end of the performance period, the recipient has achieved the specified performance goals, he or she will be deemed to have fully earned the performance shares. To the extent earned, the performance shares will be paid to the recipient at the time and in the manner determined by the Compensation Committee in cash, shares of Common Stock or any combination thereof.

Other Stock-Based Awards. The Compensation Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards (including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units) under the Plan that are payable in cash or denominated or payable in or valued by shares of Common Stock or factors that influence the value of such shares. The Compensation Committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the Plan, as discussed in general below.

Performance Goals. The Compensation Committee may grant awards of restricted stock, performance shares, and other stock based awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the Compensation Committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following criteria selected by the Compensation Committee:

- earnings per share, earnings before interest and taxes or earnings before interest, tax, depreciation and amortization;
- gross profit or gross profit return on investment;
- gross margin or gross margin return on investment;
- operating profit margin;
- operating income, net income, cash flow or economic value added;
- revenue growth;
- working capital;
- specified objectives with regard to limiting the level of increase in all or a portion of, the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Compensation Committee;
- return on equity, assets or capital;
- return on invested capital;
- net revenues;
- gross revenues;
- total shareholder return;
- fair market value of the shares of the Common Stock;
- market share and/or market segment share;
- the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends; or
- reduction in expenses.

To the extent permitted by law, the Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, including:

- restructurings, discontinued operations, extraordinary items or events and other unusual or non-recurring charges;
- an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or
- a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on individual participant performance goals, as determined by the Compensation Committee, in its sole discretion.

In addition, all performance goals may be based upon the attainment of specified levels of Company (or subsidiary, division or other operational unit of the Company) performance under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. Unless otherwise determined by the Compensation Committee at the time of grant or in a written employment agreement, awards subject to vesting and/or restrictions will accelerate and vest, or restrictions will lapse, upon a change in control (as defined in the Plan) of the Company. In addition, such awards will be, in the discretion of the Compensation Committee, (i) assumed and continued or substituted in accordance with applicable law, (ii) purchased by the Company for an amount equal to the excess of the price of the Company's Common Stock paid in a change in control over the exercise price of the award(s) (or cancelled and extinguished pursuant to the terms of a merger or other purchase agreement), or (iii) cancelled if the price of the Company's Common Stock paid in a change in control is less than the exercise price of the award. The Compensation Committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Amendment and Termination. Notwithstanding any other provision of the Plan, the Board of Directors may at any time amend any or all of the provisions of the Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant and, provided further that the approval of our stockholders will be obtained to the extend required by Delaware law, Sections 162(m) and 422 of the Code, The Nasdaq rules of such other applicable stock exchange, as specified in the Plan.

The Plan also contains express prohibition against repricing options and SARs. Without stockholder approval, no amendment may be made that would amend the terms of outstanding awards to reduce the exercise price of outstanding stock options or SARs or cancel outstanding stock options or SARs (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the shares of Common Stock underlying such awards) in exchange for cash, other awards or stock options or SARs with an exercise price that is less than the exercise price of the original stock options or SARs.

Miscellaneous. Awards granted under the Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the Compensation Committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Certain U.S. Federal Income Tax Consequences. The rules concerning the federal income tax consequences with respect to options granted and to be granted pursuant to the Plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications that may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the federal income tax consequences. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the U.S., other than those individuals who are taxed on a residence basis in a foreign country.

Incentive Stock Options. In general, an employee will not realize taxable income upon either the grant or the exercise of an incentive stock option and the Company will not realize an income tax deduction at either such time. In general, however, for purposes of the alternative minimum tax, the excess of the fair market value of the shares of Common Stock acquired upon exercise of an incentive stock option (determined at the time of exercise) over the exercise price of the incentive stock option will be considered income. If the recipient was continuously employed on the date of grant until the date three months prior to the date of exercise and such recipient does not sell the Common Stock received pursuant to the exercise of the incentive stock option within either (i) two years after the date of the grant of the incentive stock option or (ii) one year after the date of exercise, a subsequent sale of the Common Stock will result in long-term capital gain or loss to the recipient and will not result in a tax deduction to the Company. If the recipient is not continuously employed on the date of grant until the date three months prior to the date of exercise or such recipient disposes of the Common Stock acquired upon exercise of the incentive stock option within either of the above mentioned time periods, the recipient will generally realize as ordinary income an amount equal to the lesser of (i) the fair market value of the Common Stock on the date of exercise over the exercise price, and (ii) the amount realized upon disposition over the exercise price. In such event, subject to the limitations under Sections 162(m) and 280G of the Code (as described below), we generally will be entitled to an income tax deduction equal to the amount recognized as ordinary income. Any gain in excess of such amount realized by the recipient as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains (depending on the holding period).

Nonqualified Stock Options. A recipient will not realize any taxable income upon the grant of a nonqualified stock option and the Company will not receive a deduction at the time of such grant unless such option has a readily ascertainable fair market value (as determined under applicable tax law) at the time of grant. Upon exercise of a nonqualified stock option, the recipient generally will realize ordinary income in an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over the exercise price. Upon a subsequent sale of the Common Stock by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period for the Common Stock. Subject to the limitations under Sections 162(m) and 280G of the Code (as described below), we will generally be allowed a deduction equal to the amount recognized by the recipient as ordinary income.

All Options. With regard to both incentive stock options and nonqualified stock options, the following also apply: (i) any of our officers and directors subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their stock options, (ii) any entitlement to a tax deduction on the part of the Company is subject to the applicable tax rules (including, without limitation, Section 162(m) of the Code regarding the $1,000,000 limitation on deductible compensation), and (iii) in the event that the exercisability or vesting of any award is accelerated because of a change in control, payments relating to the awards (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes and may be nondeductible by the Company.

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and three other executive officers (other than the chief financial officer) whose compensation is disclosed in its proxy statement, subject to certain exceptions. Options will generally qualify under one of these exceptions if they are granted under a plan that states the maximum number of shares with respect to which options may be granted to any recipient during a specified period of the plan under which the options are granted is approved by stockholders and is administered by a committee comprised of outside directors. The Plan is intended to satisfy these requirements with respect to options, SARs and certain performance awards and other stock based awards. Awards of restricted stock under the Plan generally do not satisfy, and certain other performance awards may not satisfy, the exception for performance based compensation under Section 162(m) of the Code.

Code Section 409A provides that all amounts deferred under a nonqualified deferred compensation plan are includible in a participant's gross income to the extent such amounts are not subject to a substantial risk of forfeiture, unless certain requirements are satisfied. If the requirements are not satisfied, in addition to current income inclusion, interest at the underpayment rate plus 1% will be imposed on the participant's underpayments that would have occurred had the deferred compensation been includible in gross income for the taxable year in which first deferred or, if later, the first taxable year in which such deferred compensation is not subject to a substantial risk of forfeiture. The amount required to be included in income is also subject to an additional 20% tax. While most awards under the Plan are anticipated to be exempt from the requirements of Code Section 409A, awards not exempt from Code Section 409A are intended to comply with Code Section 409A.

The Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended. The Plan is not, nor is it intended to be, qualified under Section 401(a) of the Code.

Future Plan Awards. We anticipate that equity-based awards may be granted in the future to employees, officers, non-employee directors and consultants under the Plan. However, the amount of shares of Common Stock that may be granted to such individuals will be based upon various prospective factors, including, the nature of services to be rendered by our employees, officers, non-employee directors and consultants, and their potential contributions to our success. Accordingly, actual awards cannot be determined at this time. In addition, the value of the awards granted under the Plan will depend on a number of factors, including the fair market value of our Common Stock on future dates and the exercise decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the Plan.

Equity Compensation Plan Information. The following table sets forth, as of December 31, 2009, certain information related to our equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	1,512,980	$13.27	162,145
Equity compensation plans not approved by security holders	—	—	—
Total	1,512,980	$13.27	162,145

THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF OUR COMMON STOCK PRESENT OR REPRESENTED BY PROXY AND ENTITLED TO VOTE AT THE ANNUAL MEETING IS REQUIRED TO APPROVE THE AMENDMENT TO THE PLAN. **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE PLAN.**

PROPOSAL III
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm for Cross Country for the fiscal year ended December 31, 2009 was Ernst & Young LLP ("E&Y"). The Audit Committee has appointed E&Y, subject to ratification by the stockholders, to audit the financial statements of the Company for the fiscal year ending December 31, 2010. Although stockholder ratification of the Audit Committee's appointment of E&Y is not required, the Board of Directors considers it desirable for the stockholders to ratify/endorse the selection of the independent registered public accounting firm. In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. In arriving at its appointment, the Audit Committee reviewed the performance of E&Y in prior years, as well as the firm's reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee expressed its satisfaction with E&Y in these respects. E&Y's fees for services rendered during the fiscal years ended December 31, 2009 and December 31, 2008 were:

	2009	2008
Audit Fees	$ 957,065	$ 1,185,113
Audit-Related Fees	—	65,400
Tax Fees	8,803	2,796
All Other Fees	1,995	1,500
Total	$ 967,863	$ 1,254,809

Audit Fees consist of the fees billed for professional services rendered for the Company's annual financial statements and review of the financial statements included in the Company's Form 10-Q and services that are provided in connection with statutory and regulatory filings or engagements. Audit Fees for 2009 and 2008 included three quarterly reviews for each year. This category also includes: fees for comfort letters, consents, assistance with and review of documents filed with the SEC, Section 404 attest services, work done by tax professionals in connection with the audit or quarterly review, and accounting consultations billed as audit services, as well as other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees consist of the fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company's financial statements and are not reported under Audit Fees. Audit Related Fees include the fees related to additional testing required as a result of the Company's acquisition in 2008.

Tax Fees consist of services rendered for tax compliance, advice and planning.

All Other Fees consist of fees for products and services other than the services reported above.

All of the fees described above were approved by the Audit Committee in advance. None of the hours expended by E&Y on the audit of the Company's financial statements in 2009 and 2008 were performed by persons other than E&Y's full time, permanent employees. E&Y has audited the Company's financial statements since the year of its establishment in 1999.

The Audit Committee has considered, and is satisfied that, the provision of the services provided by E&Y represented under the headings "Audit-Related Fees," "Tax Fees" and "All Other Fees" is compatible with maintaining the principal accountants' independence.

The Audit Committee deems the ratification of the selection of E&Y as the independent registered public accounting firm of the Company to be in the best interest of the Company and its stockholders and recommends that holders of the Common Stock vote FOR Proposal III.

The affirmative vote of holders of a majority of shares represented at the Annual Meeting, in person or by proxy and entitled to vote is required for the ratification of the Audit Committee's selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Representatives of E&Y are expected to attend the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions asked by stockholders.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm

It is the Company's policy that the Audit Committee pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. The Audit Committee will consider annually and, if appropriate, approve the scope of the audit services to be performed during the fiscal year. The Chairman of the Audit Committee has been vested with the authority to approve or pre-approve services to be provided by the independent auditors when expedition of services is necessary, provided that the Chairman reports any approval or pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee is prohibited from delegating its responsibility to pre-approve services of the independent auditor to management. None of the services of the independent auditors were approved by the Audit Committee pursuant to a waiver of the Commission's rules regarding pre-approval.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate by reference this Proxy statement or future filings made by the Company under those statutes, the Compensation Committee Report, the Audit Committee Report, references to the Audit Committee Charter and reference to the independence of the Audit Committee members are not deemed filed with the Commission, are not deemed soliciting material and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes, except to the extent that the Company specifically incorporates such information by reference into a previous or future filing, or specifically requests that such information be treated as soliciting material, in each case under those statutes.


**DEADLINES FOR SUBMISSION OF
PROXY PROPOSALS AND OTHER BUSINESS**


Stockholder proposals intended to be included in the Proxy Statement and form of proxy for the Annual Meeting of Stockholders to be held in 2011, in addition to meeting certain eligibility requirements established by the Commission, must be in writing and received by the General Counsel at the Company's principal executive offices on or prior to December 31, 2010. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our proxy materials is instead a reasonable time before we begin to print and mail our proxy materials. Notice of any stockholder proposal must include various matters as prescribed by the Commission, including a clear and concise description of the proposal, and the reasons for proposing it. The proxy solicited by the Board of Directors for the 2011 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals that are considered untimely.


ANNUAL REPORT


The Company has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, with the Commission which is available free of charge through our Internet website, www.crosscountryhealthcare.com. Stockholders may obtain a printed copy of the Form 10-K by writing to the Investor Relations department of the Company at 6551 Park of Commerce Blvd. N.W., Boca Raton, Florida, 33487. In response to such request, the Company will furnish without charge the Form 10-K including financial statements, financial schedules and a list of exhibits. A copy of the Annual Report of the Company for the year ended December 31, 2009, which includes the Form 10-K, is being mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

By Order of the Board of Directors,

Susan E. Ball
General Counsel and Secretary

March 25, 2010

AMENDMENT NUMBER ONE
TO THE
CROSS COUNTRY HEALTHCARE, INC.
2007 STOCK INCENTIVE PLAN

WHEREAS, Cross Country Healthcare, Inc. (the "**Company**") maintains the Cross Country Healthcare, Inc. 2007 Stock Incentive Plan (the "**Plan**");

WHEREAS, pursuant to Section 13.1 of the Plan, the Committee appointed under the Plan (the "**Committee**") may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan; and

WHEREAS, the Committee desires to amend the Plan as set forth herein, with certain amendments subject to the approval of the Company's stockholders as noted herein.

NOW, THEREFORE, pursuant to Section 13.1 of the Plan, effective as of March 2, 2010, the Plan is hereby amended as follows, with certain amendments subject to the approval of the Company's stockholders as noted herein:

1. Section 2.10 of the Plan is hereby amended in its entirety to read in full as follows:

   "2.10 **"Committee**" means a committee or subcommittee of the Board appointed from time to time by the Board, which committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a "non-employee director" as defined in Rule 16b-3; (ii) to the extent required by Section 162(m) of the Code, an "outside director" as defined under Section 162(m) of the Code; and (iii) an "independent director" as defined under Nasdaq's Rule 5605(a)(2) or such other applicable stock exchange rule. To the extent that no Committee exists that has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee."

2. Subject to the approval of the Company's stockholders, the first sentence of Section 4.1(a) of the Plan is hereby amended to read in full as follows:

   "(a) General Limitations. The aggregate number of shares of Common Stock that may be issued or used for reference purposes or with respect to which Awards may be granted under the Plan shall not exceed 3,500,00 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both; provided, however, that only 1,700,000 shares of the 3,500,000 shares of Common Stock available hereunder may be issued or used for Awards that are not Appreciation Awards."

3. Section 4.1(a) of the Plan is hereby further amended by adding the following sentences to the end thereof:

   "The number of shares of Common Stock available for the purpose of Awards under the Plan shall be reduced by (i) the total number of Stock Options or Stock Appreciation Rights exercised, regardless of whether any of the shares of Common Stock underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any shares of Common Stock used to pay any exercise price or tax withholding obligation with respect to any Award. In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase shares of Common Stock on the open market for reuse under this Plan. Awards that may be settled solely in cash shall not be deemed to use any shares of Common Stock which may be issued under this Plan."

4. Section 12.2(d) of the Plan is hereby amended in its entirety to read in full as follows:

   "(d) upon the approval by the stockholders of the Company of a plan of complete liquidation of the Company or upon the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets other than the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale."

5. Section 12.2 of the Plan is hereby amended by adding the following sentence to the end thereof:

"Notwithstanding anything herein to the contrary, for Awards that are subject to Section 409A of the Code, the Committee may, in its sole discretion, prescribe in an applicable Award agreement or other written agreement approved by the Committee, an alterative definition of "Change in Control" that is intended to satisfy the requirements of Section 409A of the Code and provides that a Change in Control shall not be deemed to occur unless such event constitutes a "change in control event" within the meaning of Section 409A of the Code."

6. Section 13.1(d) of the Plan is hereby amended in its entirety to provide as follows:

"(d) other than adjustments or substitutions in accordance with <u>Section 4.2</u>, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or to cancel outstanding Stock Options or Stock Appreciation Rights (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the shares of Common Stock underlying such Awards) in exchange for cash, other Awards or Stock Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Stock Options or Stock Appreciation Rights;"

7. Section 15.14 of the Plan is hereby amended in its entirety to provide as follows:

"15.14   **Section 409A of the Code**. Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, Awards made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent. In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code."

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its officer or

representative duly authorized by the Board on this 2nd day of March, 2010.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ Susan E. Ball
Name: Susan E. Ball
Title: General Counsel and Secretary

PROXY

CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard, NW
Boca Raton, Florida 33487

This Proxy is solicited on behalf of the Board of Directors

The undersigned, having duly received the Notice of Annual Meeting of Stockholders and the Proxy Statement, dated March 25, 2010, hereby appoints Joseph A. Boshart and Thomas C. Dircks as proxies (each with the power to act alone and with the power of substitution and revocation) to represent the undersigned and to vote, as designated below, all shares of Common Stock of Cross Country Healthcare, Inc. held of record by the undersigned on March 4, 2010, at the Annual Meeting of Stockholders to be held at 11:00 a.m. Eastern Time on Tuesday, May 4, 2010 at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036-8299 and at any adjournments or postponements thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

CROSS COUNTRY HEALTHCARE, INC.'S BOARD OF DIRECTORS RECOMMENDS
A VOTE ''FOR'' THE FOLLOWING PROPOSALS

1. PROPOSAL TO ELECT SEVEN DIRECTORS

    FOR all nominees listed below

    WITHHOLD AUTHORITY

    TERMS EXPIRING AT THE 2011

    (except as marked to the contrary) ☐

    to vote for all nominees listed below ☐

    ANNUAL MEETING.

    Joseph A. Boshart, Emil Hensel, W. Larry Cash, C. Taylor Cole, Jr., Thomas C. Dircks, Gale Fitzgerald and Joseph Trunfio
    INSTRUCTION: To withhold authority to vote for any individual, write that nominee's name on the space provided below.

    _____

2. PROPOSAL TO APPROVE AN AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN WHICH WOULD (i) INCREASE THE NUMBER OF SHARES ELIGIBLE FOR ISSUANCE UNDER THE 2007 EQUITY INCENTIVE PLAN FROM 1.500,000 TO 3,500,000 and (ii) INCREASE THE SHARE SUB-LIMIT FOR AWARDS THAT ARE NOT APPRECIATION AWARDS, THAT MAY BE GRANTED UNDER THE 2007 EQUITY INCENTIVE PLAN, FROM 1,200,000 SHARES TO 1,700,000 SHARES OF COMMON STOCK.

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. PROPOSAL TO APPROVE AND RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

    (See reverse side)

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED ON THE PROXY BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 AND "FOR" PROPOSALS 2 AND 3.

Dated: _____, 2010

_____
Signature

_____
Signature

MATERIALS ELECTION

SEC rules permit companies to send
you a notice that proxy information is available on the
Internet, instead of mailing you a complete set of materials.   ☐
Check the box to the right if you want to receive a complete
set of future proxy materials by mail, at no cost to you. If
you do not take action you may receive only a Notice.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.